FY2023

Shinhan Financial Group

Convocation Notice of the 23rd Annual General Meeting of Shareholders

Shinhan Financial Group

A Message to Shareholders

Dear Shareholders,

First of all, I would like to express my sincere gratitude for your continued interest and support of Shinhan Financial Group, and I wish you a happy and prosperous year.

Last year, Shinhan Financial Group achieved solid financial performance and faithfully fulfilled its shareholder return policy.
In 2023, while we rebounded from the COVID-19 pandemic, external macroeconomic uncertainties persisted due to factors like global inflation, supply chain disruption from geopolitical conflicts, and global economic desynchronization. Despite facing these challenges, Shinhan Financial Group achieved solid growth in operating income and posted a net income of KRW 4.4 trillion, while maintaining its conservative provisioning and financing for shared growth to fulfill its social responsibility. This allowed us to continue the regular quarterly dividend payment that commenced in 2021 and further increase the dividend per share. We also implemented share buybacks and cancellations amounting to KRW 485.9 billion, resulting in higher total returns to shareholders. Shinhan Financial Group will continue striving to create greater value for its shareholders in 2024.

This year, Shinhan will move forward by breaking through and challenging the status quo to become more customer-centered than ever, and pursue "Excellence, Shinhan" .
In today's increasingly complex business environment characterized by the ever-evolving market trends, technological advancements, and changes in financial consumer behavior, Shinhan's management and Board recognize the need for greater agility and proficiency. As a result, we have decided to become a "Excellence, Shinhan" that our customer can trust for our innovative approaches and ability to overcome new challenges. The key to achieving sustainable growth amidst uncertainties is to prioritize customers in all decision-making processes and earn their trust and recognition as well as that of the society. Guided by this firm belief, we will continue to pursue "customer-centric" management.

The key to "Excellence, Shinhan" is customer protection.
In July 2023, we carried out an organizational reform to establish the Customer Protection Division at the holding company-level, which is responsible for policy development and implementation while monitoring related issues to build Group-wide capacity and synergies. In January this year, the division was further upgraded to encompass the compliance and internal control functions. We have also established a Group-wide customer protection governance system, including the Group Customer Protection Committee, that brings together 10 different subsidiaries and fosters dialogue across the Group, including management and employees at all levels. Presently, over 300 dedicated employees are actively collaborating to develop a proactive customer protection system throughout the Group.

To strengthen internal control and prevent financial incidents, we are accelerating the adoption of responsibility maps.
To prevent financial incidents such as incomplete sales, that may impact the rights and interests of our customers, we are in the process of developing a responsibility map that clarifies the responsibilities of the management and the Board in all aspects of business activities and processes. Shinhan Bank completed the development of the responsibility map in January 2023, and is currently working on the implementation structure. The Group's major subsidiaries will also complete the adoption of their own responsibility maps this year, while other subsidiaries will review and develop theirs to strengthen customer protection and internal control. The holding company will also develop its own responsibility map to ensure the Group-wide supervisory functions and those of the subsidiaries operate in harmony.

We are also committed to strengthening the expertise and diversity of the Board.
At this year's Annual General Meeting of Shareholders, we will propose the re-election of 7 independent directors, KWAK Su Keun, KIM Jo Seol, BAE Hoon, YOON Jaewon, LEE Yong Guk, JIN Hyun-duk, CHOI Jae Boong, and the appointment of two new independent directors, SONG Seongjoo, an expert in the field of financial statistics, and CHOI Young-Gwon, an expert in the field of capital market. All candidates are expected to play a key role in consolidating Shinhan Financial Group's position as Korea's leading financial group in both financial and non-financial aspects. The representation of women on Shinhan Financial Group's Board of Directors has shown a consistent upward trend. Starting with one member (7.1%) at the close of 2021, the number increased to two individuals (14.3%) by the end of 2022. Following this year's Annual General Meeting of Shareholders, pending approval, three female members (27.3%) will hold positions on the board. We remain committed to enhancing expertise and diversity within its board of directors and seeks the active support of shareholders in this endeavor.

Shareholders are cordially invited to attend the Annual General Meeting of Shareholders on March 26.
The Annual General Meeting of Shareholders of Shinhan Financial Group will be held on Tuesday, March 26, 2024. The official notice of the meeting, including details of the agenda to be discussed, is enclosed in the following pages. We trust that you will find the information informative and helpful in exercising your voting rights. We are sincerely thankful for your steadfast support, and we will continue striving to surpass your expectations by fostering sustainable growth.

Thank you.

March 2024
On behalf of the Board of Directors of Shinhan Financial Group



CEO, Shinhan Financial Group
JIN Okdong

Convocation Notice of the 23rd Annual General Meeting of Shareholders

Notice is hereby given that the 23rd Annual General Meeting of Shareholders of Shinhan Financial Group will be held as described hereunder and your attendance is cordially requested.

Date and Time

March 26, 2024 10 A.M.
Korea Standard Time (UTC+9)

Place

Auditorium, 20th floor, Shinhan Bank,
20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

Shinhan Financial Group

Table of Contents

I.
Proxy Summary

Shinhan Financial Group

Proxy Summary

The following summarizes the agenda to be voted on at the 23rd Annual General Meeting of Shareholders.
Your vote is important to us. Please review the entire convocation notice carefully before voting.
The Board of Directors recommends you vote IN FAVOR of all the proposed agenda items.

Agenda to be voted on

Item No.		Agenda Item	Page
Agenda 1		Approval of Financial Statements and Annual Dividends for FY2023 (Jan 1, 2023 – Dec 31, 2023)	08
Agenda 2		Election of Directors (8 Independent Directors)	14
	Agenda 2-1	Re-election of Ms. KIM Jo Seol as an Independent Director	16
	Agenda 2-2	Re-election of Mr. BAE Hoon as an Independent Director	18
	Agenda 2-3	Re-election of Ms. YOON Jaewon as an Independent Director	20
	Agenda 2-4	Re-election of Mr. LEE Yong Guk as an Independent Director	22
	Agenda 2-5	Re-election of Mr. JIN Hyun-duk as an Independent Director	24
	Agenda 2-6	Re-election of Mr. CHOI Jae Boong as an Independent Director	26
	Agenda 2-7	Election of Ms. SONG Seongjoo as an Independent Director	28
	Agenda 2-8	Election of Mr. CHOI Young-Gwon as an Independent Director	29
Agenda 3		Election of an Independent Director who will serve as an Audit Committee Member	58
	Agenda 3	Re-election of Mr. KWAK Su Keun as an Independent Director who will serve as an Audit Committee Member	59
Agenda 4		Election of Audit Committee Members (2 Members)	61
	Agenda 4-1	Re-election of Mr. BAE Hoon as an Audit Committee Member	61
	Agenda 4-2	Re-election of Ms. YOON Jaewon as an Audit Committee Member	
Agenda 5		Approval of the Director Remuneration Limit	64

II.
Financial Performance

(Agenda 1)

Approval of Financial Statements and Annual Dividends

S Shinhan Financial Group

FY2023 Financial Performance

Agenda 1

Approval of Financial Statements and Annual Dividends

(Separate Financial Statements & Consolidated Financial Statements for fiscal year 2023 (January 1, 2023 – December 31, 2023), including Statements of Appropriation of Retained Earnings)

Voting Item(s)

Pursuant to Article 449 of the Commercial Act, the Board seeks shareholders' approval of the Company's separate financial statements and consolidated financial statements for FY2023.

Audited financial statements with the independent auditor's opinion are disclosed separately on the Company website (http://www.shinhangroup.com) and can be found on EDGAR of the US. Securities and Exchange Commission website (https://www.sec.gov).

RECOMMENDATION:

Vote FOR the approval of financial statements and annual dividends.

FY2023 Financial Performance

Business Results of FY2023 (consolidated basis)

Despite significant non-recurring factors, such as the recognition of expenses related to the implementation of win-win financing, the company's operating income grew 15.6% year-on-year due to the recovery of non-interest income due to stable market interest rates and growth in interest income driven by asset growth led by corporate loans.

However, the annual net profit was KRW 4.4 trillion, a 6.4% decrease from the previous year due to the recognition of preemptive loan loss costs from a conservative perspective.

Through continuous efforts to improve cost efficiency, G&A costs were managed at a stable level despite inflationary pressures. The Group also accumulated sufficient provision for credit losses to embrace for future uncertainties within the economic environment at home and abroad.

In addition, in 2023, we are continuing an active shareholder return policy by implementing quarterly equal cash dividends and purchasing and canceling shares four times, while also stably managing our capital ratio.

Shinhan Financial Group will continue to achieve sound financial performance based on robust fundamentals, well-diversified business portfolio, and preemptive risk management.



Consolidated Net Income (KRW billion)

CET1

FY2023 Financial Performance (continued)

Financial Highlights (By Subsidiaries, KRW Billion)

		Ownership	Total Assets[1]	Shareholder's Equity	Net Income[2]	ROA	ROE
Bank			**633,681.8**	**34,067.1**	**3,072.8**		
Shinhan Bank		100.0%	626,439.4	33,531.2	3,067.7	0.61%	9.39%
Jeju Bank		75.3%	7,242.4	535.9	5.1	0.07%	0.96%
Non-Bank			**382,437.4**	**25,524.9**	**1,654.3**		
Consumer Finance	Shinhan Card	100.0%	43,420.2	8,055.0	620.6	1.45%	7.94%
	Shinhan Savings Bank	100.0%	3,046.1	349.5	29.9	1.04%	9.57%
Insurance	Shinhan Life	100.0%	58,641.3	8,423.1	472.4	0.82%	5.62%
	Shinhan EZ GI	85.1%	261.2	129.3	-7.8	-3.22%	-5.82%
Capital Markets	Shinhan Securities	100.0%	79,117.3	5,366.3	100.9	0.21%	1.94%
	Shinhan Capital	100.0%	13,018.9	2,227.6	304.0	2.35%	14.38%
	Shinhan Asset Management	100.0%	108,537.0	275.2	51.3	14.22%	20.14%
	Shinhan REITs Management	100.0%	4,256.8	62.5	9.5	15.36%	16.93%
	Shinhan Asset Trust	100.0%	70,837.2	377.9	53.4	11.94%	14.93%
	Shinhan AI	100.0%	35.7	34.7	-4.6	-11.68%	-12.47%
	Shinhan Venture Investment	100.0%	1,017.7	81.3	4.4	2.87%	5.58%
Others	Shinhan DS	100.0%	137.1	51.7	8.0	6.70%	15.77%
	Shinhan Fund Partners	99.8%	110.8	90.7	12.2	11.76%	14.30%

NOTE 1) Trust A/C of Shinhan Bank, Jeju Bank, Shinhan Securities, Shinhan Asset Trust, and AUM of Shinhan Asset Management, Shinhan REITs, Shinhan Venture Investment are included
NOTE 2) Net income before reflecting ownership

Shareholder Return

Shareholder Return in 2023

In 2023, Shinhan Financial Group's total shareholder return reached 36.0%, which is 6.0%p higher than the previous year's rate of 30.0%. This reflects the Board of Directors and management's efforts to enhance shareholder value while maintaining stable capital capacity and improving performance.

The Group paid out a cash dividend of KRW 2,100 in 2023, while maintaining a focus on providing clear visibility of its capital policy through quarterly dividends. In addition, the Group made substantial efforts to address undervaluation by implementing share buyback and cancellation programs worth KRW 500 billion.

Shareholder Return Plans for 2024

Shinhan Financial Group aims to improve the predictability of shareholder return by paying evenly distributed cash dividends for both quarterly and year-end dividends in 2024. Additionally, share buyback and cancellations will be reviewed quarterly. The profits generated during the year will be distributed in a 6:4 ratio, with 60% allocated for internal reserve in consideration of capital ratio, RWA growth at the expected nominal GDP.

We plan to use the remaining 40% to return to shareholders, and gradually increase the total return to shareholders, taking into account the resolution of economic uncertainties and the results of stress tests by supervisory authorities. Growth rate, and a buffer to seek future growth opportunities. The remaining 40% will be used for shareholder returns. Additionally, in February 2024, the BOD decided to carry out share buyback and cancellations worth KRW 150 billion.



Total shareholder return rate (Including preferred shares, KRW bil.)

- Cash dividend (KRW)
- Share cancellations (buyback)
- Total shareholder return rate

	FY2020	FY2021	FY2022	FY2023
Dividend per Share	KRW 1,500	KRW 1,960	KRW 2,065	**KRW 2,100**
Total Amount of Dividend (Common + Preferred Shares)	KRW 804 bil.	KRW 1,047 bil.	KRW 1,093 bil.	**KRW 1,086 bil.**
Dividend Yield (Based on Korea Exchange)	4.5%	5.2%	5.5%	**4.9%**
Share cancellations (buyback)	KRW 150 bil	-	KRW 300 bil.	**KRW 485.9 bil.**
Total shareholder return rate (including preferred stock)	27.9%	26.0%	30.0%	**36.0%**

Shareholder Return (continued)

(Unit: KRW)



- **Evenly distributed quarterly cash dividends**
  (Quarterly dividend: KRW 525 x 4 = KRW 2,100)
- **4 times of share buyback and cancellations**
  (KRW 485.9Wbn in FY2023)
- **Total shareholder return of 36%**

- **Evenly distributed quarterly and year-end cash dividends**
  (Example: KRW 540 per quarter x 4 times = KRW 2,160 per year)
- **Efforts to gradually increase the total shareholder return rate[1] through share buyback and cancellations**

Factors to be Considered

- Macroeconomic conditions and outlook
- Regulatory consensus on stress test results
  ※ BOD will determine the exact amount of the dividends and share buybacks every quarter

NOTE 1) Under 2024 capital allocation plan(Growth 60%, Shareholder 40%) and other factors

III.
Election of Directors

(Agenda 2)

Election of Directors
(8 Independent Directors)

Ŝ Shinhan Financial Group

⟨ 14 ⟩

Election of Directors

Agenda 2

Election of Directors

(8 Independent Directors)

Voting Item(s)

Pursuant to Article 382 of the Commercial Act and Article 37 of the Company's
Articles of Incorporation, we seek shareholders' approval to elect directors.
At the 23rd Annual General Meeting of Shareholders, the following 8 directors
will seek the approval of appointment from shareholders.

※ One independent director who becomes a member of the audit committee shall be elected as a separate agenda.

Agenda 2-1. Re-election of Ms. KIM Jo Seol (IND)
Agenda 2-2. Re-election of Mr. BAE Hoon (IND)
Agenda 2-3. Re-election of Ms. YOON Jaewon (IND)
Agenda 2-4. Re-election of Mr. LEE Yong Guk (IND)
Agenda 2-5. Re-election of Mr. JIN Hyun-duk (IND)
Agenda 2-6. Re-election of Mr. CHOI Jae Boong (IND)
Agenda 2-7. Election of Ms. SONG Seongjoo (IND)
Agenda 2-8. Election of Mr. CHOI Young-Gwon (IND)

RECOMMENDATION:

Vote FOR each director nominee.

Overview

Shinhan Financial Group's Board of Directors, as the highest decision- making body of the Company, determines the appointment and dismissal of directors, establishment of management plans, and promotes responsible management through sound checks and balances.

To this end, the Board consists of independent directors who bring expertise and competencies from extensive professional backgrounds, shareholder-recommended independent directors, as well as executive and non-executive directors who are experienced leaders in the financial services industry.

SONG Seongjoo and CHOI Young-Gwon were newly recommended as the 2 independent Directors at the 23rd regular general meeting of shareholders. Also 6 independent directors (KIM Jo Seol , BAE Hoon, YOON Jaewon, LEE Yong Guk, JIN Hyun-duk, CHOI Jae Boong) were recommended as independent director candidates for re-election and one independent director (KWAK Su Keun) was recommended as an independent director candidate to become a member of the Audit Committee. (Please refer to page 58 for the Audit Committee member)

The Board is currently composed of 11 directors: 1 Executive Director, 1 Non-Executive Directors and 9 Independent Directors. In March 2024, the term expires for all Independent Directors (LEE Yoon-jae, KWAK Su Keun, KIM Jo Seol, BAE Hoon, SUNG Jaeho, YOON Jaewon, LEE Yong Guk, Jin Hyun-duk, CHOI Jae Boong).

In accordance with Article 26 of the Company's Internal Code of Corporate Governance, Director SUNG Jaeho will not stand for re-appointment due to accumulated long tenure. Director LEE Yoon-jae voluntarily resigned at the end of his term and was excluded from reappointment.

Current Board Composition			After the 23rd AGM	
Director	**Independence**	**Term to expire in March 2024**	**Director**	**Independence**
JIN Okdong	Executive	-	JIN Okdong	Executive
LEE Yoon-jae	Independent (Chair)	●	KWAK Su Keun	Independent
KWAK Su Keun	Independent	●	KIM Jo Seol	Independent
KIM Jo Seol	Independent	●	BAE Hoon	Independent
BAE Hoon	Independent	●	SONG Seongjoo	Independent
SUNG Jaeho	Independent	●	YOON Jaewon	Independent
YOON Jaewon	Independent	●	LEE Yong Guk	Independent
LEE Yong Guk	Independent	●	JIN Hyun-duk	Independent
JIN Hyun-duk	Independent	●	CHOI Young-Gwon	Independent
CHOI Jae Boong	Independent	●	CHOI Jae Boong	Independent
JUNG Sang Hyuk	Non-executive	-	JUNG Sang Hyuk	Non-executive

Director Nominees (Re-appointment)



Independent Director Nominee: Ms. **KIM Jo Seol**

01	Date of Birth	December 5, 1957
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG	None
05	Delinquency	None
06	Management of insolvent companies	None
07	Reasons for statutory disqualification	None
08	Term of Office	1 year (March 2024 ~ March 2025)
09	New Appointment	Reappointment (Initial Appointment Date: March 24, 2022)
10	If incumbent, prior year BOD meeting attendance rate	100%
11	Education	PhD in Economics, Osaka City University (Japan)
12	Main Work Experience	2017 – 2019 Member of Peaceful Unification Advisory Council
		2020 – Current Professor Emeritus at Shinshu University
		2020 – Current Professor, Osaka University of Commerce Department of Economics
		2023 – Current Standing Director and President, Northeast Asian Society

Reasons for recommendation

The nominee, a Korean-Japanese professor teaching economics at a university in Japan, possesses a profound understanding of Northeast Asian economies and actively advocates for the rights of social minorities in her community. With a distinguished track record of research on human rights and social welfare, along with extensive knowledge of East Asian economies, she has served on the Peaceful Unification Advisory Council.

Her expertise enables her to offer expert opinions to the Board of Directors on crucial decisions, while diligently overseeing management. Recognized for her strong logic, composure, and integrity, she maintains a flexible perspective that transcends national affiliations, emphasizing multiculturalism and coexistence.

Drawing on her academic and social experience, she effectively advises the Group on its ESG strategy, contributing to the protection of financial consumers and the overall development of the Group. Consequently, she has been nominated for reappointment due to her significant contributions and unwavering commitment to the company's values.

Director Nominees (Re-appointment)



Key activities of the director nominee in 2023

Ms. KIM Jo Seol attended all Board and Board Committee meetings in 2023. She spent 411 hours reviewing agendas and attending meetings.

At the Board meetings and Board workshops, she contributed to the fulfillment of the roles and responsibilities of the Board. Some of the key opinions raised by, and topics and agenda items reviewed by her include, but are not limited to, the following:

- Review the appropriateness of the dividends to be approved at the Annual General Meeting in March 2023
- Review the appropriateness of the composition of the Board
- Review the operation of the Board committees
- Review the amount and timing of the quarterly dividend payout
- Assess the impact of the acquisition and disposal of treasury shares and recommendations thereon
- Discuss the buyback and cancellations of shares
- Discuss the appropriateness of the Group's management plan in light of the macroeconomic outlook
- Make recommendations on communication with proxy advisor agencies and major investors
- Discuss the direction of the Group's ESG management
- Review the appropriateness of the Group's Recovery and Resolution Plan(RRP)
- Discuss the direction of organizational reform in line with the Group's strategy
- Establish the Group's management plan for 2024
- Validate the appropriateness of the appointment of the Group's management

In addition, the nominee has a long history of participation in various committees and societies relating to human rights and social security, and serves as an advocate for human rights and social security in many Japanese communities. Based on this experience, she has provided in-depth advice on the development and implementation of the Group's business strategies and increasingly important ESG strategies.

Despite her residence in Japan, she attended all Board and Board Committee meetings to participate in key decisions, demonstrating her firm conviction and commitment as an independent director. Her passion and strong sense of responsibility cannot simply be measured in terms of the time she has devoted.

Director Nominees (Re-appointment)



Independent Director Nominee: Mr. **BAE Hoon**

01	Date of Birth	March 30, 1953
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG	None
05	Delinquency	None
06	Management of insolvent companies	None
07	Reasons for statutory disqualification	None
08	Term of Office	1 year (March 2024 ~ March 2025)
09	New Appointment	Reappointment (Initial Appointment Date: March 25, 2021)
10	If incumbent, prior year BOD meeting attendance rate	100%
11	Education	Ph.D in Law, Kyoto University
12	Main Work Experience	1979 Assistant Certified Public Accountant
		1985 Passed the Japanese Bar Examination
		2002 - 2006 Director, LAZAK (Lawyers Association of Zainichi Korea)
		2003 - Current Representative Attorney, Orbis Legal Profession Corporation

Reasons for recommendation

The nominee, a Korean-Japanese lawyer and assistant certified public accountant in Japan, specializes in providing legal advice on Korea-Japan relations. With expertise in law, accounting, and global affairs, he offers valuable insights to the Board during major decision-making processes, ensuring rigorous oversight of management.

Drawing from his legal practice, he provides insightful perspectives on legal issues and detailed provisions relevant to Shinhan Financial Group's major management matters. Furthermore, he presents professional opinions on financial soundness and corporate social responsibility, enriching discussions within the BOD. His active participation in Board and Committee meetings reflects his commitment to faithfully fulfilling his responsibilities as an independent director.

Recommended for re-appointment by the Independent Director and Audit Committee Member Recommendation Committee, his contributions demonstrate his dedication to the company's governance and excellence.

Director Nominees (Re-appointment)



Key activities of the director nominee in 2023

Mr. BAE Hoon attended all BOD meetings and BOD sub-committee meetings held in 2023, and a total of 450 hours was devoted to reviewing agendas and attending meetings

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, BAE Hoon fulfilled his assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by him include, but are not limited to, the following:

- Review the Company's quarterly and annual dividend payout
- Review the adequacy of the BOD composition
- Review the BOD internal committee operation plan
- Review the amount and timing of the quarterly dividend payout
- Assess of the impact of the acquisition and disposal of treasury shares and recommendations thereon
- Review the Group's management strategy in line with macroeconomic outlook
- Discuss an effective stakeholder outreach (including engagements with investors and proxy advisory agencies)
- Discuss and suggest the direction of ESG management
- Review the adequacy of the self-normalization plan
- Discuss the direction of organizational reform in line with the Group's strategy
- Discuss the establishment of the management plan for 2024
- Confirm the appropriateness of appointment of group management

He has also contributed to strengthening the Group's internal control by advising on legal issues that may accompany major management issues, based on his legal expertise gained through years of practice as a lawyer. Despite his residence in Japan, he attended all Board and Board Committee meetings to participate in key decisions, demonstrating his firm conviction and commitment as an independent director. His passion and strong sense of responsibility cannot simply be measured in terms of time he has devoted.

Director Nominees (Re-appointment)



Independent Director Nominee: Ms. **YOON Jaewon**

01	Date of Birth	August 29, 1970
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG	None
05	Delinquency	None
06	Management of insolvent companies	None
07	Reasons for statutory disqualification	None
08	Term of Office	1 year (March 2024 ~ March 2025)
09	New Appointment	Reappointment (Initial Appointment Date: March 26, 2020)
10	If incumbent, prior year BOD meeting attendance rate	100%
11	Education	Master / PhD of Business Administration(Accounting Major), Korea University
12	Main Work Experience	2004 – Current Professor, College of Business Administration, Hongik University
		2015 – Current Member of the Taxation Development Review Committee of the Ministry of Strategy and Finance
		2017 – Current Vice President of the Korean Tax Association
		2018 – Current Diversity & Inclusion (D&I) Chair/Vice President, Korean Accounting Association
		2023 – Current Non-executive member of the Accounting Standards Board of the Korea Accounting Institute

Reasons for recommendation

The nominee, a professor at Hongik University, is an accounting expert holding a US Certified Public Accountant license, bringing extensive expertise to the field. Her wide-ranging experience includes serving on the Tax Development Review Committee of the Ministry of Strategy and Finance and the Korea Accounting Institute, as well as active involvement in various tax and accounting-related academic societies and committees. This depth of knowledge positions her well to oversee and supervise the Group's management as an independent director.

As the chair of the Audit Committee for the past four years, she has played a pivotal role in enhancing transparency in financial reporting by actively engaging with external auditors. Emphasizing the strengthening of internal controls to protect financial consumers, she has demonstrated strong leadership and a keen sense of responsibility. Her efforts have significantly advanced the internal control and accounting systems, fostering a culture of sound and transparent management through proactive measures in addressing accounting issues.

In recognition of her contributions, the Independent Director and Audit Committee Member Recommendation Committee has nominated her for reappointment, highlighting her dedication to upholding best practices and maintaining integrity within the Group.

Director Nominees (Re-appointment)



Key activities of the director nominee in 2023

Ms. YOON Jaewon attended all BOD meetings and BOD sub-committee meetings, and spent a total of 464 hours reviewing agendas and attending meetings.

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, Ms. YOON fulfilled her assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by her include, but are not limited to, the following:

- Review the Company's quarterly and annual dividend payout
- Review the adequacy of the BOD composition
- Review the BOD internal committee operation plan
- Review the amount and timing of the quarterly dividend payout
- Assess of the impact of the acquisition and disposal of treasury shares and recommendations thereon
- Review the Group's management strategy in line with macroeconomic outlook
- Discuss an effective stakeholder outreach (including engagements with investors and proxy advisory agencies)
- Discuss and suggest the direction of ESG management
- Review the adequacy of the self-normalization plan
- Discuss the direction of organizational reform in line with the Group's strategy
- Discuss the establishment of the management plan for 2024
- Confirm the appropriateness of appointment of group management

Meanwhile, as the chairperson of the Audit Committee, she worked hard to supervise management activities and to ensure that internal control worked effectively such as reporting of audit committee activities to the BOD in a timely manner and figuring out improvement measures for Shinhan Financial Group's compliance issues. She also faithfully fulfilled her duties as an independent director by actively participating in interviews with external organizations such as the Korea Institute of Corporate Governance and Sustainability as the chairperson of the Audit Committee and a member of the ESG Strategy Committee.

Director Nominees (Re-appointment)



Independent Director Nominee: Mr. **LEE Yong Guk**

01	Date of Birth	May 11, 1964
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG	None
05	Delinquency	None
06	Management of insolvent companies	None
07	Reasons for statutory disqualification	None
08	Term of Office	1 year (March 2024~March 2025)
09	New Appointment	Reappointment (Initial Appointment Date: March 25, 2021)
10	If incumbent, prior year BOD meeting attendance rate	100%
11	Education	J.D., Harvard University Law School Public and International Affairs B.A. Princeton University

12	Main Work Experience		
		1992 – 2019	Attorney, Cleary Gottlieb Steen & Hamilton LLP
		2014 – 2019	Director, Foreign Law Firm Association
		2020 – 2023	Clinical Professor, Seoul National University
		2024 – Current	Adjunct Professor, Handong University International Law School
		2024 – Current	Adjunct Professor, Seoul National University Law School
		2024 – Current	Senior Counsel, Cleary Gottlieb Steen & Hamilton LLP

Reasons for recommendation

The nominee, initially recommended by a private equity fund, possesses legal and financial expertise, allowing him to represent shareholders fairly and fulfill the duties of an independent director responsibly. With a background as a lawyer at a prominent global law firm, he brings extensive knowledge and experience to the role. He consistently provides informed opinions at board meetings, listens attentively to stakeholder input, and approaches discussions with caution, fostering fairness and objectivity for effective management.

In 2023, the nominee advocated for a comprehensive review of risk factors associated with customer asset management and provided valuable insights for the Group to prioritize risk-weighted assets in achieving its mid-term financial objectives.

Furthermore, he actively engages in all board and committee meetings, conducts thorough reviews of meeting agendas, and demonstrates proactive involvement in training sessions. Given his contributions and commitment to sound governance practices, the Independent Director and Audit Committee Member Recommendation Committee reached a consensus to recommend his reappointment.

Director Nominees (Re-appointment)



Key activities of the director nominee in 2023

LEE Yong Guk attended all BOD meetings and BOD sub-committee meetings held in 2023, and spent a total of 461 hours reviewing agendas and attending meetings.

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year and conducting inquiries and inspections on various management issues and key business matters, LEE Yong Guk fulfilled his assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by him include, but are not limited to, the following:

- Review the Company's dividend payout approved at the annual general shareholder's meeting held in March 2023
- Review the adequacy of the BOD composition
- Review the BOD sub-committee operation plans
- Review the quarterly dividend size and timing
- Review the impact of treasury share buyback and retirement
- Discuss the Group's management strategy in line with macroeconomic outlook
- Discuss effective stakeholder outreach including engagements with investors and proxy advisory agencies
- Discuss and suggest the direction of ESG management
- Review the adequacy of the self-normalization plan
- Discuss and suggest the direction of organizational reform in line with the Group strategy
- Discuss Group management plans for 2024
- Review the adequacy of Group management appointment

Also, he actively performed his role as an independent director, providing various advice based on the cases of global companies on major discussion agendas based on his expertise as a lawyer accumulated over a long period of time as a legal advisor in the field of international and corporate finance at a large global law firm.

Director Nominees



Independent Director Nominee: Mr. **JIN Hyun-duk**

01	Date of Birth	September 10, 1955
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG	None
05	Delinquency	None
06	Management of insolvent companies	None
07	Reasons for statutory disqualification	None
08	Term of Office	1 year (March 2024 ~ March 2025)
09	New Appointment	Reappointment (Initial Appointment Date: March 26, 2020)
10	If incumbent, prior year BOD meeting attendance rate	100%
11	Education	MBA, Keio Business School
12	Main Work Experience	1988 – Current CEO, PHOEDRA Co., Ltd.
		2014 – Current Visiting Professor, Faculty of Business Administration, Sakushin Gakuin University, Japan
		2014 – Current Visiting Professor, Graduate School of Engineering, Utsunomiya University, Japan
		2017 – Current Councilor, The Korea Educational Foundation

Reasons for recommendation

The nominee, a seasoned businessman with extensive experience in company management, has demonstrated profound insights and problem-solving skills acquired over the course of his career. Leveraging his background as a professor of Business Administration, he has effectively applied established management theories to enhance the Group's operational efficiency.

Of particular significance is the candidate's contribution to the board's strategic decision-making process. He has emphasized the importance of forward-thinking finance and advocated for the promotion of sustainable management aligned with the Group's core values, prioritizing long-term objectives over short-term gains.

Moreover, the candidate has consistently demonstrated a strong sense of social responsibility, concurrently serving as a visiting professor at a university and engaging in educational foundation activities. He has fulfilled his duties impartially and equitably, prioritizing the collective interests of diverse stakeholders while avoiding undue influence from specific interest groups.

Despite residing abroad, the candidate has actively participated in all board and sub-committee meetings, offering valuable insights derived from his multifaceted roles as a business leader, educator, and researcher. Based on the aforementioned contributions, the Independent Director and Audit Committee Member Recommendation Committee has unanimously recommended his reappointment.

Director Nominees



Key activities of the director nominee in 2023

JIN Hyun-duk attended all BOD and sub-committee meetings held in 2023, and spent a total of 363 hours reviewing agendas and attending meetings.

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year and conducting inquiries and inspections on various management issues and key business matters, JIN Hyun-duk fulfilled his assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by him include, but are not limited to, the following:

- Review the Company's dividend payout approved at the annual general shareholder's meeting held in March 2023
- Review the adequacy of the BOD composition
- Review the BOD sub-committee operation plans
- Review the quarterly dividend size and timing
- Review the impact of treasury share buyback and retirement
- Discuss the Group's management strategy in line with macroeconomic outlook
- Discuss effective stakeholder outreach including engagements with investors and proxy advisory agencies
- Discuss and suggest the direction of ESG management
- Review the adequacy of the self-normalization plan
- Discuss and suggest the direction of organizational reform in line with the Group strategy
- Discuss Group management plans for 2024
- Review the adequacy of Group management appointment

In addition, JIN Hyun-duk has been a source of thoughtful advice to the BOD on management issues based on his insight and experience as a business management expert. He also demonstrated his commitment as an independent director by attending all BOD and sub-committee meetings despite his residence in Japan. His passion and sense of responsibility cannot simply be measured in hours.

Director Nominees



Independent Director Nominee: Mr. **CHOI Jae Boong**

01	**Date of Birth**	February 18, 1965
02	**Nominator**	Independent Director and Audit Committee Member Recommendation Committee
03	**Relation to the largest shareholder**	None
04	**Business transaction with SFG**	None
05	**Delinquency**	None
06	**Management of insolvent companies**	None
07	**Reasons for statutory disqualification**	None
08	**Term of Office**	1 year (March 2024~March 2025)
09	**New Appointment**	Reappointment (Initial Appointment Date: March 25, 2021)
10	**If incumbent, prior year BOD meeting attendance rate**	93% (97% when including committees within the BOD)
11	**Education**	PhD in Mechanical Engineering, University of Waterloo, Canada
12	**Main Work Experience**	

2009 – Current	Professor, School of Mechanical Engineering, Sung Kyun Kwan University
2016 – 2018	Member, Ministry of Science, ICT and Future Planning ICT Internationalization Project Committee
2018 – 2019	Advisor, Ministry of Strategy and Finance Innovation and Growth Division
2021 – Current	Member, Presidential Advisory Council on Science & Technology
2023 – Current	Vice President and Head of Industry-Academia Cooperation Center, Sungkyunkwan University Natural Sciences Campus

Reasons for recommendation

The nominee was initially recommended as an Independent Director Nominee by a private equity fund due to his ability to impartially represent the opinions of all shareholders, grounded in his expertise in IT and digital domains.

As a prominent figure in the field of engineering and a leading authority in the digital realm in Korea, he brings extensive experience and knowledge in information technology-related domains. This includes active participation in ICT-related industry-academia cooperation activities and government-led innovation projects.

Leveraging his background, he has effectively served as a management advisor by presenting digital strategic directions and visions for Shinhan Financial Group to navigate the rapidly evolving IT landscape. He possesses valuable insights into digital transformation, the metaverse ecosystem, and trends among the MZ generation. Utilizing this insight, he collaborated with management to expand daily touchpoints between Shinhan Financial Group and financial consumers. Furthermore, he significantly contributed to innovative management practices by emphasizing the importance of data-based risk management during BOD meetings.

His commitment to his role as an independent director is evident through his unwavering attendance at all BOD meetings and sub-committee meetings, coupled with thorough preparation and review of meeting agendas. Based on these significant contributions, the Independent Director and Audit Committee Member Recommendation Committee has unanimously recommended his reappointment.

Director Nominees



Key activities of the director nominee in 2023

CHOI Jae Boong attended all BOD meetings, as well as all of the 9 Risk Management Committee meetings and 9 Independent Director and Auditor Recommendation Committee meetings held in 2023. He also attended 3 of 4 President Recommendation Committee meetings. He spent a total of 429 hours reviewing agendas and attending meetings.

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year and conducting inquiries and inspections on various management issues and key business matters, CHOI Jae Boong fulfilled his assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by him include, but are not limited to, the following:

- Review the Company's dividend payout approved at the annual general shareholder's meeting held in March 2023
- Review the adequacy of the BOD composition
- Review the BOD sub-committee operation plans
- Review the quarterly dividend size and timing
- Review the impact of treasury share buyback and retirement
- Discuss the Group's management strategy in line with macroeconomic outlook
- Discuss effective stakeholder outreach including engagements with investors and proxy advisory agencies
- Discuss and suggest the direction of ESG management
- Review the adequacy of the self-normalization plan
- Discuss and suggest the direction of organizational reform in line with the Group strategy
- Discuss Group management plans for 2024
- Review the adequacy of Group management appointment

In particular, CHOI Jae Boong, recognized as one of the brightest minds in the Fourth Industrial Revolution in Korea, provided insights and direction for the Group's digital growth and advice on the Group's digital strategy and directions to expand the customer base.

Director Nominees



Independent Director Nominee: Ms. **SONG Seongjoo**

01	Date of Birth	March 26, 1971
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG	None
05	Delinquency	None
06	Management of insolvent companies	None
07	Reasons for statutory disqualification	None
08	Term of Office	2 years (March 2024~March 2026)
09	New Appointment	New appointment
10	If incumbent, prior year BOD meeting attendance rate	-
11	Education	Bachelor of Computer Science/ Statistics, Seoul National UniversityMaster of Statistics, Seoul National University Ph.D in Statistics, University of Chicago

12 Main Work Experience

2001 – 2006	Assistant Professor, Statistics, Purdue University
2008 – 2012	Associate Professor, Statistics, Korea University
2012 – Current	Professor, Statistics, Korea University
2018 – 2021	Advisory Proefessor, Economic Statistics Division, Bank of Korea
2021 – Current	Member of the CCP Risk Management Committee, KRX
2022 – Current	Director of the Korea Risk Management Society

Reasons for recommendation

The nominee is a statistician who holds a doctorate in statistics from the University of Chicago. She previously served as an assistant professor of statistics at Purdue University and currently holds the position of professor of statistics at Korea University, where she focuses on research and student training. Her primary research area is financial engineering, and she is recognized as an expert in financial statistics, employing mathematical and statistical analysis to determine derivative prices, formulate investment strategies, and manage risks within financial markets.

Ms. SONG is a respected scholar, having received the 'Seoktop Lecture Award' numerous times for her commitment to student mentorship alongside her research endeavors. Additionally, she actively participates in various academic societies such as the Korea Risk Management Society, Risk Management Research Association, and the Korean Statistical Society. Furthermore, she contributes to societal advancement by serving as an advisory member in public institutions such as the Korean Exchange and Korea Post Insurance. Ms. SONG has been nominated as an independent director based on her expertise in financial engineering and statistics, as well as her proficiency in risk management within financial institutions, which will add value to Shinhan's Board in enhancing the Group's risk management capabilities.

Director Nominees



Independent Director Nominee: Mr. **CHOI Young-Gwon**

01	Date of Birth	July 16, 1964
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG	None
05	Delinquency	None
06	Management of insolvent companies	None
07	Reasons for statutory disqualification	None
08	Term of Office	2 years (March 2024~March 2026)
09	New Appointment	New appointment
10	If incumbent, prior year BOD meeting attendance rate	-
11	Education	Bachelor of Economics, Sogang University
		Master of Business Administration, Sogang University
		Ph.D in Financial Mangement in Soongsil University
12	Main Work Experience	1989 – 1999 Equity Portfolio Manager, Korea Investment Management
		2004 – 2009 Head of Trust Department, KB Bank
		2014 – 2017 CIO, Government Employees Pension Service
		2019 – 2023 CEO, Woori Asset Management
		2022 – Current Adjunct Professor, Graduate School of Business Administration, Sogang University
		2023 – 2024 Management Advisor, Woori Asset Management
		2023 – Current Adjunct Professor, College of Business Administration, Soongsil University.

Reasons for recommendation

The nominee is an esteemed equity investment professional with over 30 years of experience as a fund manager. He has served as the Chief Investment Officer at the Government Employees Pension Service and CEO of Hi Asset Management, where he has demonstrated expertise in alternative investments. Mr. CHOI is also recognized for his keen interest in ESG, referring to it as a potential catalyst for industrywide structural transformation. During his tenure as the CEO of Woori Asset Management in 2019, he dedicated his efforts to elevating the company into a comprehensive asset management firm aligned with the scale of its holding company, Woori Financial Group.

He is acknowledged for his capabilities, notably in launching and managing New Deal funds, which focused on investing in shares of innovative and eco-friendly enterprises. With a longstanding career within the financial industry, He is characterized by his principled and upright character, emphasizing the ethics of finance as the foremost virtue. His leadership roles at Hi Asset Management and Woori Asset Management have solidified his reputation as a capital market expert and demonstrated his competence as a financial leader. The nominee is recommended as an independent director based on his profound understanding and expertise in ESG and capital markets, along with his experience as a business leader. It is expected that he will greatly contribute to Shinhan's strategic direction and ESG management.

Board Composition

1. Board Composition

The Board consists of 3 to 15 directors in accordance with Article 36 of the Company's Articles of Incorporation and Article 5 of the Board of Directors' Regulation. The reason for defining the minimum number of 3 directors reflects Article 383 Clause 1 of the Commercial Act and limiting it to maximum of 15 directors is for the efficiency of the decision-making process.

The Board, as the highest decision-making body of the Company, oversees the management and the stewardship of subsidiaries in each financial sector and maintains sufficient size within the scope prescribed by the regulations to strengthen its professional decision making. The Board has consistently maintained a composition with a majority of independent directors, with at least 8 independent members on the Board.

As of the end of 2023, the Board consists of 11 directors (1 executive, 1 non-executive, and 9 independent directors), and the proportion of independent directors among the Board is 82%.

2. Qualification Requirement for the Board

The Board stipulates qualifications of directors in compliance with both external and internal regulations, and directors must meet all the qualifications throughout their tenure.

(1) Qualification Requirements Pursuant to External Regulations

① Act on Corporate Governance of Financial Companies Article 5 Clause 1 (Qualification Requirements for Executives)

② Act on Corporate Governance of Financial Companies Article 6 Clause 1 (Qualification Requirements for Independent Directors)

③ Enforcement Decree of the Act on Corporate Governance of Financial Companies Article 7 (Qualification Requirements for Executives)

④ Enforcement Decree of the Act on Corporate Governance of Financial Companies Article 8 (Qualification Requirements for Independent Directors)

⑤ Commercial Act Article 382 Clause 3 (Appointment of Directors, Relationship with the Company, and Independent Directors)

⑥ Commercial Act Article 542.8 Clause 2 (Appointment of Outside Directors)

(2) Qualification Requirements Pursuant to Internal Regulations

① **Executive director (CEO)**
CEO, the executive director, must be under 67 years of age at the time of appointment.
Should the CEO over 67 years of age be re-appointed, the term of office must not exceed 70 years of age. (Article 7 of the Internal Code of CEO Recommendation Committee)
The candidate for CEO who shares the Company's vision with morality, drives to promote Shinhan values with business expertise and organizational management capabilities, and strives for public interest and sound management shall be recommended. (Article 9 Clause 2 of the Internal Code of CEO Recommendation Committee)

② **Non-executive director**
Should the candidate for non-executive director accept any loan transactions from the Company or any subsidiary of the Company, the credit review committee of the subsidiaries and others is required to verify the appropriateness thereof. Non-executive directors who do not concurrently serve as full-time employees of the Company are required to meet the qualifications equivalent to those of independent directors. Only under strict deliberation of the Board, candidates who are recommended by those who hold equity relationship through partnership or inter-shareholder agreement shall be appointed. (Article 10 Clause 3 of the Board Management Committee Regulation)

※ To strengthen the recommendation process of candidates for non-executive directors, the articles of incorporation and bylaws were amended on March 25, 2021. Thereby the Board Steering Committee was abolished, and the authority was transferred to the Board.

③ **Independent director**
Both positive and negative requirements are reflected in the articles of incorporation and Internal Code of Corporate Governance:
(Negative requirements) The director must not be an independent director of any other company except for subsidiaries of the Company; and,
(Positive requirements) The director shall have profound expertise, fairness with ethical and fiduciary responsibility.

Board Composition (continued)

3. Board Independence

Pursuant to Article 6 (Qualification Requirements for Independent Directors) of the Act on Corporate Governance of Financial Companies and Article 8 (Qualification Requirements for Independent Directors) of the Enforcement Decree of the same Act, the Company appoints independent directors who meet board independence criteria. The Company has also stipulated its own Guidelines for Board Independence.

(1) Mandatory appointment of the Chair of the Board amongst independent directors
To enhance board independence and to strengthen sound checks on management, apart from the laws and regulations, the Chair of the Board has been appointed among independent directors since March 2010. LEE Yoon-jae, an independent director, holds the post as of December 31, 2023.

(2) Reinforcement of the Board independence in relation with governance management
To strengthen the independence of recommendation for directors and audit committee candidates, Independent Director and Audit Committee Member Recommendation Committee consists only of independent directors. As of December 31, 2023, the Committee comprises 5 members of independent directors: the Chair CHOI Jae Boong, KIM Jo Seol, YOON Jaewon, LEE Yong Guk and JIN Hyun-duk.

(3) Distribution of authority to recommend executive candidates
Regarding the recommendation of executive candidates, the Company runs CEO Recommendation Committee, Independent Director and Audit Committee Member Recommendation Committee, and Subsidiary's CEO Recommendation Committee. The Company also seeks to avoid any overlap in the members of these committees to prevent concentration of the power to recommend executive candidates to specific few.

4. Collective Suitability of the BOD

Responding to the increasingly complex and diverse financial environment and managing the various risk factors associated with finance requires that financial institutions have independent directors who are experts in their respective fields and who ensure the collective suitability of the BOD as a whole, based on expertise and diversity. We strive to ensure the collective suitability of the BOD, which is the highest decision-making body and a check on management. We have established the principle of diversity in our Code of Governance to prevent the representation of specific interests on the BOD, and we aim to appoint independent directors who are experts in areas relating to the company's strategic direction, such as information technology (digital and IT), global and consumer protection, as well as finance, management, economics, law, and accounting, as required by law. We have developed the Board Skills Matrix for this purpose.

In the second half of 2023, the Financial Supervisory Service organized the "Banking Governance Best Practices Task Force" in cooperation with eight financial holding companies and five commercial banks. The task force emphasized the need to clarify the roles and responsibilities of the Board of Directors and evaluate and discuss the appropriateness of the composition of the Board of Directors to ensure the collective suitability of the Board. The task force also made suggestions to ensure collective suitability, such as improving and implementing the Board Skills Matrix, effectively managing a pool of candidates, reforming the process for appointing and evaluating independent directors, and establishing appropriate tenure policies and succession plans.

In 2023, we made changes to the evaluation system for independent directors (by adjusting the weight of indicators to improve objectivity). We made improvements to the independent director appointment process in line with the task force's recommendations, including a new process for soliciting input from advisors on candidate recommendations.

In 2024, we will continue our efforts to ensure the collective suitability of the Board. This will include enhancing the Board Skills Matrix, setting targets for Board expertise and diversity, developing detailed standards for the candidate pool, and establishing an appropriate tenure policy. Finally, we will provide clear disclosure on the collective suitability of the Board and the progress of these improvements.

Board Composition (after the 23rd Annual General Meeting of Shareholders)

NO.	Director	Independence	Gender	Key Expertise	Director since	Standing for (Re)election (March 2024)	Term Expires in
1	JIN Okdong	Executive	M	Finance, Business Mgt., Int'l Business	March 2023	-	March 2026
2	KWAK Su Keun	Independent	M	Accounting, Business Mgt.	March 2021	●	March 2025
3	KIM Jo Seol	Independent	F	Economics, Int'l Business, ESG	March 2022	●	March 2025
4	BAE Hoon	Independent	M	Legal, Accounting, Int'l Business	March 2021	●	March 2025
5	SONG Seongjoo	Independent	F	Finance, Economics (Risk Mgt.)	March 2024	-	March 2026
6	YOON Jaewon	Independent	F	Accounting, Business Mgt.	March 2020	●	March 2025
7	LEE Yong Guk	Independent	M	Legal, Finance, Int'l Business	March 2021	●	March 2025
8	JIN Hyun-duk	Independent	M	Business Mgt., Int'l Business	March 2020	●	March 2025
9	CHOI Young-Gwon	Independent	M	Finance, Capital Market, ESG	March 2024	-	March 2026
10	CHOI Jae Boong	Independent	M	IT, Digital	March 2021	●	March 2025
11	JUNG Sang Hyuk	Non-executive	M	Finance, Business Mgt.	March 2023	-	March 2025

Board Skills Matrix (after the 23rd Annual General Meeting of Shareholders)

Director	Birth month	Key Expertise and Main Work Experience						
		Finance	Economics	Accounting	Business Mgt.	IT, Digital	Int'l Business	Legal
JIN Okdong	February 1961	●			●		●	
KWAK Su Keun	August 1953			●	●			
KIM Jo Seol	December 1957		●				●	
BAE Hoon	March 1953			●			●	●
SONG Seongjoo	March 1971	●	●				●	
YOON Jaewon	August 1970			●	●			
LEE Yong Guk	May 1964						●	●
JIN Hyun-duk	September 1955				●		●	
CHOI Young-Gwon	July 1964	●			●			
CHOI Jae Boong	February 1965					●		
JUNG Sang Hyuk	November 1964	●			●			

<Reference: Classification of Directors' Expertise>

Finance	- At least 3 years of experience in a financial company at the executive level or above - Experience of at least 3 years in a position of management or above or 10 years as an employee in a corporation for finance-related work. - At least 5 years of experience in finance, finance-related work or policy-making, management, supervision, etc. in finance-related governments, public institutions, supervisory agencies, related organizations and associations
Business Mgt.	- Experience of working as a CEO or CEO (including CEO equivalent to CEO) for more than 3 years in a position of management or higher in a corporation - Holds a master's degree or higher in the field of business administration and has more than 5 years of experience working as a researcher or assistant professor or higher at a research institute, university, or related field - Experience of serving as an outside director or auditor at a financial company or listed corporation for more than 2 years
Economics	- More than 5 years of experience working in economic-related work or related policy making, management, and supervision work in economic-related government, public institutions, supervisory agencies, and related organizations and associations. - Holds a master's degree or higher in the field of economics and has more than 5 years of experience working as a researcher or assistant professor or higher at a research institute, university, or related field
Accounting	- Qualification as a certified public accountant or tax accountant and at least five years of experience in work related to that qualification. - Experience in accounting and taxation related work in a financial company or corporation for at least 3 years in a management position or as an employee for at least 10 years. - At least five years of experience in accounting and taxation-related work in government, public institutions, supervisory agencies, related organizations, and associations, or in standard setting, supervision, and audit work for the same. - A master's degree or higher in accounting and at least 5 years of experience as a researcher or assistant professor in a research institute or university or related field.
Legal, Accounting	- At least five years of experience in a job related to the practice of law (including as a judge or prosecutor) after being admitted to the bar. - Work experience in a financial company or corporation for at least 3 years in a management position or above, or 10 years as an employee, in legal affairs. - Five years of experience in legal affairs or supervision and audit work in government, public institutions, supervisory agencies, related organizations, and associations - Master's degree or higher in a legal field and 5 years of experience as a researcher or assistant professor or above in a research institute or university or related field
Consumer Protection	- At least 3 years of experience in marketing or consumer protection-related work at a financial company or corporation in a position of management or above, or 10 years of experience as an employee. - At least 5 years of experience in consumer protection-related work or policy-making, management, or supervision in government, public institutions, supervisory agencies, related organizations, or associations - Master's degree or higher in a consumer-related field, or 5 years of experience as a researcher or assistant professor or higher in a research institute or university or related field
IT, Digital	- At least 3 years of experience in a management or higher level position, or 10 years of experience as an employee, in an information technology-related role at a financial firm or corporation. - At least 5 years of experience as a management level or above, or 10 years of experience as an employee in an organization related to information technology - 5 years of experience in information technology-related work or policy-making, management, or supervision of information technology in government, public institutions, supervisory agencies, related organizations, or associations - At least 2 years of experience as a researcher or assistant professor or higher in a research institute or university in a field related to information technology or related fields
Int'l Business	- Three or more years of experience as an expatriate in a financial company or entity, or three or more years of experience in a global sales and marketing role at the executive level or above. - At least 3 years of experience in a foreign-based corporation, institution, or organization - At least 3 years of experience in global-related work or management and supervision of expatriates or their organizations in government, public institutions, supervisory agencies, related organizations, and associations - Experience in conducting global-related research or producing results such as papers, reports, etc. in governments, public institutions, supervisory agencies, research institutes, universities, various organizations and associations, etc.

BOD Sub-Committee Structure

1. Establishment of Sub-committees

The Company has established sub-committees under the Board to enhance efficiency and expertise and to distribute authority to recommend executive candidates.

As of end of FY2023, the Board consists of seven sub- committees: the CEO Recommendation Committee, Risk Management Committee, Remuneration Committee, Audit Committee, Independent Director and Audit Committee Member Recommendation Committee, ESG Strategy Committee, and Subsidiary's CEO Recommendation Committee. Among which CEO Recommendation Committee, Risk Management Committee, Remuneration Committee, Audit Committee,

Independent Director and Audit Committee Member Recommendation Committee are mandated by relevant regulations such as the Financial Companies Governance Act, whereas ESG Strategy Committee and Subsidiary's CEO Recommendation Committee were voluntarily established by the Board to reinforce expertise, independence, and efficiency.

The composition of Board Sub-committees is also operated mainly by independent directors. Independent directors make up the majority of all committees except for Subsidiary's CEO Recommendation Committee, and all are chaired by independent directors.

2. Dispersion of Authority to Recommend Candidates for Executives

The Company operates several recommendation committees for executive candidates, including the CEO Recommendation Committee, Independent Director and Audit Committee Member Recommendation Committee, and Subsidiary's CEO Recommen- dation Committee. While the Company already had subdivided the recommendation authority, and has been operating subcommittees prior to the enactment of the Act, the Act on Corporate Governance of Financial Companies, which took effect on August 1, 2016, mandates the establishment of recommendation committees for independent directors, CEO, representative executives, and Audit Committee Members.

On March 25, 2021, the Company made amendments to its Articles of Incorporation and internal policies to enhance its director candidate recommendation process. This involved integrating the Independent Director Recommendation.

Committee and the Audit Committee Member Recommendation Committee into Independent Director and Audit Committee Member Recommendation Committee, which enabled a clearer definition of the recommendation authority. Additionally, the Board Steering Committee was abolished, and its authority was transferred to the Board itself to further strengthen the recommendation process for non-executive directors.

To ensure independence and transparency in the recommendation of CEO candidates for subsidiaries, the Subsidiary's CEO Recommendation Committee was incorporated into the Board and is currently operational.

The former Subsidiary Management Committee was renamed the Subsidiary CEO Recommendation Committee in February 2023, following an amendment to the Company's Articles of Association. At the end of 2020, the authority to nominate candidates for subsidiary management was transferred to the subsidiaries, and at the end of 2023, we also delegated the role of promoting and managing candidates for subsidiary management succession to the CEOs of the subsidiaries, so that the Subsidiary's CEO Recommendation Committee can fully focus on finding and nominating candidates for subsidiary CEOs.

Meanwhile, the Independent Director and Audit Committee Member Recommendation Committee decided to organize a Nomination Advisory Group to enhance objectivity and transparency in the nomination of independent director candidates. The advisory group is responsible for providing opinions on the re-appointment of independent directors based on the results of their evaluations and shortlisting candidates for the new appointment of independent directors. The group may also provide advisory opinions on the direction of the appointment of independent directors as needed. This will help further enhance the objectivity of the decision-making of the Independent Director and Audit Committee Member Recommendation Committee.

Finally, with regard to the abovementioned committees for nominating candidates for executive positions, we strive to avoid overlapping appointments of independent directors to these committees in order to prevent the concentration of nomination powers in the hands of certain independent directors.

BOD Sub-Committee Structure (as of end of Dec. 2023)

BOD Sub-Committees

BOD Sub-Committees	Main Roles and Responsibilities
CEO Recommendation Committee SUNG Jaeho (Chair) BAE Hoon, LEE Yong Guk, LEE Yoon-jae, JIN Hyun-duk, CHOI Jae Boong	- CEO candidate recommendations - establishing and reviewing management succession plan and its operation
Risk Management Committee LEE Yong Guk (Chair) SUNG Jaeho, CHOI Jae Boong	- oversee comprehensive risk management - monitor overall risk exposure and review risk policies and risk limits - review risk-based capital allocations
Remuneration Committee SUNG Jaeho (Chair) KWAK Su Keun, KIM Jo Seol, LEE Yoon-jae	- review and approve the management's evaluation and compensation programs - Assess the adequacy of the renumeration system and its operation
Audit Committee YOON Jaewon (Chair) KWAK Su Keun, BAE Hoon	- oversee financial reporting and approve the appointment of audit-related officers - review financial information, audit reports, key financial statements, and administration of the Board's financial affairs
Ind. Director & Audit Com. Member Recommendation Committee CHOI Jae Boong (Chair) KIM Jo Seol, YOON Jaewon, LEE Yong Guk, JIN Hyun-duk	- recommend independent director candidates and audit committee member candidates; and manage the independent director candidate pool - establish, review, and supplement the guide fore recommending independent directors and audit committee members
ESG Strategy Committee KWAK Su Keun (Chair) KIM Jo Seol, YOON Jaewon, LEE Yong Guk, *JIN Okdong**	- set direction for the Group's ESG management - establish, revise, and abolish norms and policies related to climate change, sustainable management, and socially responsible management
Subsidiary's CEO Recommendation *JIN Okdong** (Chair) KWAK Su Keun, BAE Hoon, SUNG Jaeho, LEE Yoon-jae	- support the Board in the management succession of subsidiaries' CEOs - set the qualifications of subsidiaries' CEOs - recommend, manage, and verify the qualifications of subsidiaries' CEO candidates

* Non-Independent Director in italics
** Each Committee member is appointed by the Board of Directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

< 35 >

Nomination Process for Independent Directors

1. Internal Regulations regarding the Recommendation Process of Candidates for Independent Directors

For a fair and transparent procedure, the Company specifies the recommendation process of candidates for independent directors both in the Internal Code of Corporate Governance and the Independent Director and Audit Committee Member Recommendation Committee Regulation. The process of recommendation of candidates for independent directors in accordance with above regulation is as follows.

※ The recommendation process of candidates for independent directors. (Article 10 of the Independent Director and Audit Committee Member Recommendation Committee Regulation)

(1) Recommend those befitting or serving interests of the Company, shareholders, etc. as independent director candidates in a fair and transparent process.

(2) After fair verification of whether a preliminary candidate for independent director meets the qualifications under applicable laws and internal codes, he/she is recommended as a candidate.

(3) When the candidate for independent director aims for reelection, the evaluation process to prove strong performance is necessary. Therefore, evaluation report of the independent director and analysis of Independent Director and Audit Committee Member Recommendation Committee should be attached to the recommendation letter.

(4) The Company may utilize recommendations from outside the Company, such as shareholders, stakeholders, and external consulting institutions as much as possible if deemed necessary.

(5) From among those verified to meet the foregoing, finalize those selected by Independent Director and Audit Committee Member Recommendation Committee as independent director candidates, and recommend those to the general meeting of shareholders.

(6) When recommending independent director candidates, the Company announces the following before giving notice for convocation of the general meeting of shareholders, and states in such notice the fact of disclosure, method of checking the content of disclosure, etc.
① Overview of the procedure for recommending independent director candidates
② Names and career summaries of the members of the Independent Director and Audit Committee Member Recommendation Committee
③ Relationship between each independent director candidate and his/her recommender
④ Relationship between each independent director candidate and the Company, subsidiaries, and their executives and major shareholders
⑤ Whether qualifications under applicable laws and Article 20 of the Internal Code of Corporate Governance are met, and the grounds of such determination
⑥ Reasons for recommending the candidates for independent director
⑦ Career of the independent director candidates
⑧ Other matters deemed necessary by the Board as necessary in connection with recommending the independent director candidate

2. Process for Selecting New Independent Director Candidates (1/2)

We operate a more independent and transparent process for selecting candidates for independent directors based on internal regulations. We manage a long list of candidates for independent directors at all times, and since the end of 2023, we have established and introduced the Nomination Advisory Group to enhance the objectivity of the nomination process. Based on the long list, the Nomination Advisory Group selects a short list, and the the Independent Director and Audit Committee Member Recommendation Committee selects a short list and then appoints new independent directors in five stages of recommending preliminary and final candidates to select new independent directors.

(1) Long List
The long list of candidates for independent directors is managed throughout the year. In 2023, the final list was finalized through a total of five resolutions. Candidates are recommended by the Independent Director and Audit Committee Member Recommendation Committee, external specialized organizations, shareholders, etc. We do not favor any particular route.

For the recommended candidates, we conduct reputation checks on the entire long list of candidates by external advisory organizations to prepare verification materials in advance. The the Independent Director and Audit Committee Member Recommendation Committee carefully reviews each candidate and decides whether to include them in the Long List.

(2) Selection Advisory Group Candidates
The Nomination Advisory Group was established in 2023 to enhance the transparency and objectivity of the process of selecting candidates for independent directors and has been in operation since 2024. The Nomination Advisory Group, organized separately from the Independent Director and Audit Committee Member Recommendation Committee, meets independently to compress the Long List into a short list of candidates to be forwarded to the Independent Director and Audit Committee Member Recommendation Committee. The size of the Nomination Advisory Group shortlist is 10 times the number of finalists.

Nomination Process for Independent Directors (continued)

2. Process for Selecting New Independent Director Candidates (2/2)

(3) Short List

The Independent Director & Audit Committee Member Recommendation Committee members shall select a short list of candidates with a minimum of three times and a maximum of five times the number of final candidates by referring to the candidate list of the search advisory group. At this time, they evaluate the requirements of expertise, impartiality, ethical responsibility, and loyalty, which are active qualifications for independent directors.

(4) Preliminary candidate

For the Short List, The Independent Director and Audit Committee Member Recommendation Committee members conduct a thorough review, including additional reputation inquiries. Based on this, the committee carefully deliberates on the conformity to the principles of appointing independent directors and select the preliminary candidates(Primary/Alternate).

(5) Final candidates

The Independent Director & Audit Committee Member Recommendation Committee, which selects the final candidates, comprises all independent directors. All independent directors verify in-depth the qualifications of prospective candidates in-depth and recommend the final candidates based on the order of the highest number of votes through a blind ballot or discussion and preference among members, and finally appoint independent directors through the general meeting of shareholders.

<Reference> Principles for Nominating Independent Director Candidates>
The Independent Director & Audit Committee Member Recommendation Committee resolves the "Principles for Recommending Independent Director Candidates" prior to beginning the process of narrowing the pool of candidates from the Independent Director Long List. These are respected as values to be pursued throughout the nomination process for the year and are consistent with the Board of Directors' decisions on the composition of the Board of Directors. The "Principles for Recommending Independent Director Candidates" are established concerning the Company's mid-to-long-term strategy and the Board Skill Matrix to enhance the collective suitability of the Board of Directors.

3. Process for Nominating Independent Directors for Re-election

Nominations for re-election of independent directors whose terms of office expire are conducted in a three-step process.

First, the Nomination Advisory Group reviews the past year's activities of all independent directors based on the evaluation report of all independent directors and submits an opinion on whether to recommend each independent director for reappointment to the The Independent Director & Audit Committee Member Recommendation Committee. The Independent Director & Audit Committee Member Recommendation Committee members discuss the independent directors' contributions to the Board of Directors based on the Nominating Advisory Group's opinion and decide whether or not to select a candidate for re-election. At this time, members are restricted from expressing opinions about themselves.

The Independent Director & Audit Committee Member Recommendation Committee, which is comprised of all independent directors, verifies the qualifications of the candidates for re-election in the same way as the new candidates and recommends the final candidates based on the order of the highest number of votes through a blind ballot or discussion and preference among members. Even in this case, the right to vote for oneself is limited. The final candidates will be reappointed at the shareholders' general meeting.

Nomination Process for Independent Directors (continued)

[Reference] Process Flow for the Appointment of Independent Director Candidates by the Independent Director & Audit Committee Member Recommendation Committee


New candidate recommendation process
Process of recommending candidates for reappointment
Management of long list for independent directors
[The Independent Director & Audit Committee Member Recommendation Committee]
Recommendation by the Ind. Director and Audit Com. Member Recommendation Committee
Recommendation by outside agencies (search firm)
Recommendation by shareholders
NEW
Nomination Advisory Group1) proposes narrowed-down list
[Nomination Advisory Group → The Independent Director & Audit Committee Member Recommendation Committee]
Selection of short list
[The Independent Director & Audit Committee Member Recommendation Committee]
Selection of candidates
[The Independent Director & Audit Committee Member Recommendation Committee]
Selection of final candidates
[All independent directors]
Confirmation of candidates subject to reappointment
[The Independent Director & Audit Committee Member Recommendation Committee]
NEW
Submission of opinion by Nomination Advisory Group1)
[Nomination Advisory Group → The Independent Director & Audit Committee Member Recommendation Committee]
Selection of candidates
[The Independent Director & Audit Committee Member Recommendation Committee]
Selection of final candidates
[All independent directors]

At its 8th meeting held on November 9, 2023, The Independent Director & Audit Committee Member Recommendation Committee introduced the "Nomination Advisory Group System" to operate a more objective and transparent process for nominating candidates for independent directors in 2023.

The Nomination Advisory Group[1], comprising external experts, undertakes the following roles:

1. In the new independent director candidate nomination process: Propose a condensed list of candidates to the Committee before the Committee narrows down the long list to a short list of candidates.
2. In the independent director reappointment recommendation process: Provide an opinion on whether to recommend the re-election of independent director candidates whose terms are expiring to the Committee.
3. For strategy setting: Make recommendations to the committee on the direction of the appointment of independent directors in the following year.

With the introduction of the Nomination Advisory Group, the nomination process has expanded from four to five steps. The candidates undergo additional verification from an external perspective, which is anticipated to further enhance the process of nominating candidates for independent directors.

Note 1) The 8th meeting of The Independent Director & Audit Committee Member Recommendation Committee held on November 9, 2023 adopted " Nomination Advisory Group System."

Independent Director Evaluation

1. Independent Director Evaluation

The Company has a term of two-year term for the initial appointment of independent directors and one-year for subsequent reappointments.

Recommendations for independent director candidates for re-election reflect the result of annual independent director evaluations (Article 24, Paragraph 4 of the Internal Code of Corporate Governance, Article 10, Paragraphs 3 and 7 of the Independent Director and Audit Committee Member Recommendation Committee Regulation).

Currently, the Board conducts internal evaluation based on the evaluation method resolved by the Board and contracts a third-party firm to handle evaluation to ensure fairness in the evaluation and anonymity of the evaluator. The second temporary meeting of the Board of 2015 (February 24, 2015) revised various regulations related to corporate governance, thus laying the foundation for seeking a specialized outside institution's assessment of the criteria for internal evaluation of independent directors and introducing external evaluation of independent directors as specified in the Model Corporate Governance.

To enhance the objectivity of the evaluation and measure the contributions of individual independent directors in detail, we have decided to change the weight of self-evaluation to 0% and increase the weight of peer evaluation to 90% from 2024. We will also make various improvements to make the assessment more accurate, such as expanding the quantitative evaluation items.

As a result of the independent directors' performance evaluation in 2023, all nine incumbent independent directors were evaluated as meeting or exceeding the expected level, and the results were used as a reference and utilized when recommending candidates for re-election.

Overview of Independent Director Evaluation

Category	Highlights
Purpose of evaluation	- Used to review independent director annual activities and recommend reappointment
Evaluation period	- Conducted at year-end
Criteria of evaluation	- Role evaluation: Evaluation of the appropriateness of the performance of duties in relation to the authority of the Board of Directors as specified in the Company's internal code of corporate governance
Evaluators (Weight in final results)	**As-Is** - 30% Self-evaluation - Peer evaluation 60% (all independent directors except the self) - 10% Evaluation by employees **To-Be** (Applicable from 2024 evaluation) - **0% Self-evaluation** - **Peer evaluation 90%** (all independent directors except the self) - 10% Evaluation by employees
Evaluation Method	- 5-point scale survey evaluation - Mail and online survey method
Device for enhancing objectivity in evaluation	- a third-party firm is contracted to handle the entire process of independent director evaluation

Independent Director Support Organization

1. Independent Director Support Organization and Its Roles

In 2019, we established the BOD Secretariat as an independent organization to provide full support to the BOD and independent directors. The Company's bylaws specify the roles of the BOD Secretariat, including providing working-level support to the BOD and its committees, recording and maintaining meeting minutes, providing information to independent directors, and supporting education and training (Article 4 of the BOD Secretariat Operating Rules).

Currently, the BOD Secretariat assists in the work of independent directors and supports the operation of the Board of Directors and the Independent Director and Audit Committee Member Recommendation Committee. Other committees work with relevant departments of the Company in consideration of the nature of their work.

* Audit Team: Audit Committee
* Risk Management Team: Risk Management Committee
* ESG Planning Team: ESG Strategy Committee
* Shinhan Leadership Center: Remuneration Committee, CEO Recommendation Committee, Subsidiary's CEO Recommendation Committee

2. Improvement Plans for 2024

We have a number of improvements planned for 2024 to support the Board of Directors, Board Committees, and independent directors effectively. We will developed procedures and a (computerized) system to manage independent directors' requests for advice or materials/reports, ensuring timely support for their work. We will also establish and implement a training and education plan to enhance their expertise and facilitate their work. The training and education plan will be reported to the BOD annually for continued improvement.

Ref. Key takeaways from the Banking Governance Best Practices Task Force's recommendations for independent director support organization and structure

Recommendation	Details	Shinhan's standing
Install a dedicated organization for independent directors	- Install an independent organization under the BOD to support Board activities. - Appoint the head of the organization as a department-head-level position.	✓ - Board Secretariat operated as an independent organization (Secretary-General being a department-head-level position)
Assign sufficient human resources	- Assign human resources that are sufficient and suitable to provide active support.	✓ - A Secretary-General and two working-level staff members responsible for Board and independent director support (qualified with ample work experience)
Share meeting materials early	- Ensure sufficient time to consider the agenda.	✓ - Meeting materials shared at least seven days prior (as provided in company bylaws)
Develop procedures and systems for independent director support	- Develop procedures and systems to ensure that independent directors are provided with adequate and timely support.	✓ - A computerized system to send materials to independent directors and manage the progress of their instructions to be developed in 2024
Organize independent directors' meetings	- Use the independent directors' meetings to strengthen the independence of the Board and improve efficiency in operations. - Retain records of the meeting overview and discussions.	✓ - Independent director meetings held from 2021 (attendance as needed) - Meeting overviews and summaries retained
Develop education/training programs for independent directors	- Develop sufficient education and training programs to help independent directors strengthen their expertise and fulfil their roles. - Develop regular education and training plans and report to the BOD.	✓ - Annual education and training plans to be developed and reported in March every year (effective from March 2024)

< 40 >

CEO Nomination Process

CEO Nomination Process

(1) Overview of the CEO succession plan

Shinhan Financial Group became the first domestic financial group to establish a CEO succession plan in May 2012. Since the implementation of the Corporate Governance Code for Financial Companies in 2014 and the enactment of the Act on Corporate Governance of Financial Companies in 2015, the plan has undergone further refinement. The company has continued to enhance the succession plan to align with the increasing social demand for greater stability and transparency in the governance of financial companies.

(2) Operational Direction of the CEO Succession Plan

The Company is establishing and operating the CEO succession plan under three directions.

① **Secure stability and continuity of the Group's management**
The plan aims to ensure business continuity through stable management succession, and prepare for the Group's future from a mid- to long-term perspective.

② **Appoint a CEO with the necessary qualifications**
The plan stipulates that the CEO should possess insight into the financial industry and be able to achieve the Group's vision and strategic goals. The plan outlines the necessary qualifications, including high ethical standards, the ability to embody Shinhan values, proficiency in relevant professional expertise, and exceptional organizational management competency.

③ **Nurture talent from a long-term perspective**
The Company focuses on systematically fostering and managing talent across all business entities within the Group to secure a strong pipeline of excellent talent. This is closely aligned with the CEO succession plan's objectives, and ensures a stable and capable leadership for the Group's long-term success.

(3) Composition of the CEO Succession Plan

The CEO succession plan consists of two main components: the Management of the Pool of CEO Candidates, which is a year- round program, and the Succession Plan, a process that takes place when the current CEO's term is nearing its end.

① **Management of the Pool of CEO Candidates:** The CEO Recommendation Committee selects candidates for the CEO candidate pool on a yearly basis and provides regular competency development training. The results of the development programs, as well as the candidate's leadership evaluations, are recorded and taken into account during the succession process.

② **Succession Plan:** The CEO Recommendation Committee initiates the succession process when the current CEO's term is approaching its end and completes the candidate recommendation at least two months before the term expires. The candidate pool includes the internal fostering candidate group and external and retired candidate group. The candidate selection criteria are determined to reflect the business environment and the Group's strategic direction. Through in-depth deliberation, the Committee decides and recommends the final CEO candidate, who is then appointed after the AGM and a Board resolution.

③ **Contingency Succession Plan:** To maintain a sound governance structure in any unforeseeable crisis, Shinhan Financial Group has adopted a Contingency Succession Plan for the CEO succession process. In the event that the CEO is unable to execute his/ her duties due to unexpected circumstances, an acting CEO is appointed by the Board's resolution, and the CEO Recommendation Committee decides on the next steps for the succession process and recommends a candidate for the next CEO of the Company. The recommended CEO candidate is appointed as a director through an AGM resolution and then appointed as the CEO through a following Board resolution.

Shinhan Financial Group's CEO Succession Plan


① Training of CEO candidates
(Year-round training)
② Succession Plan
(At the time of succession)
③ Contingency Succession Plan
(For contingency events)

Review of CEO Succession Plan

1. Review of CEO Succession Plan

The Group Management Succession Plan, which stipulates the management succession process for the CEO of the Company, is administered by the CEO Recommendation Committee, and the Subsidiary Management Succession Plan, which stipulates the management succession process for the CEOs of the Group's subsidiaries, is administered by the Subsidiary's CEO Recommendation Committee. Being subcommittees under the Board of Directors, these committees operate the management succession process led by independent directors. Each committee reviews the adequacy of the Group or Subsidiary Management Succession Plan annually to ensure that the succession process is properly established and managed in line with the purpose of the continuity of management through stable management succession and the sustainable development of the Group and reports the results to the BOD. In 2023, each committee conducted the Management Succession Plan adequacy review and found the Group and Subsidiary Management Succession Plans were properly established and managed.

2. Details on CEO Succession Plan Reviews

Although our Management Succession Plans are properly established and managed in accordance with current laws and regulations, we continue to identify areas for improvement based on advanced governance practices and social demand.

In 2023, the CEO Recommendation Committee conducted three Management Succession Plan adequacy reviews and the Subsidiary's CEO Recommendation Committee conducted four reviews. Based on the discissions made in 2023, each committee will incorporate the recommendations from the Banking Governance Best Practices Task Force published at the end of 2023 to develop comprehensive measures to improve the Management Succession Plans in 2024.

Review of CEO Succession Plan in 2023

Review	Key considerations
CEO Recommendation Committee (3 reviews)	- Measures to improve the selection and management of succession candidates, stage-specific measures to improve the succession process, measures to specify the qualifications for the Group CEO, measures to improve the evaluation system for candidates, measures to complement the contingency succession plan, etc.
Subsidiary's CEO Recommendation Committee (4 reviews)	- Measures to improve the selection and management of succession candidates, stage-specific measures to improve the succession process, measures to improve the evaluation of the leadership of current subsidiary CEOs, measures to promote and discover female talents, etc.

Key Performances of the Board in 2023

The Board's Commitment to the Group's Sustainable Development

The BOD of Shinhan Financial Group is constantly striving for the sustainable development of the Company and enhancement of shareholder value through active and in-depth discussions on major management issues.

In 2023, the BOD held a total of 14 meetings and reviewed 134 agenda, of which 39 required resolutions and 95 needed to be reviewed. Moreover, the BOD operates 7 sub-committees to enhance the level of efficiency and expertise at the BOD level. These sub-committees held 55 meetings in 2023 and reviewed 180 agenda items, including 67 items for resolutions and 113 items for review and deliberation.

Especially, the BOD members has actively participated in BOD meetings and BOD sub-committee meetings, recording 98.9% attendance rate for 2023.

Major activities of the Board of Directors in 2023

Efforts to Protect Customers	**Strengthening Internal Control**	**Enhancing Shareholder Value**

· **Establishment and restructuring of the Consumer Protection Division**
  - Establishment of a new Consumer Protection Division within the holding company
  - Dedicated teams and personnel at each Group subsidiaries (approximately 300 personnel)
 	
· **Established Group-wide consumer protection governance structure**
  - Consumer Protection Committee (Executive level)
  - Group Consumer Protection Council (Department Head level)
  - 3 working-level committees (①Policy making, ②Internal control on financial consumer protection, ③Support for telecom financial fraud response)
 	
· **Setting the strategic direction for group consumer protection and launching common consumer protection campaigns across subsidiaries**
	· **Introduction of the responsibilities map**
	  - Establishment of the three lines of defense in internal control
	  - Creating responsibilities maps that fit the unique business conditions of each subsidiary
	
	· **Improvements to executive remuneration**
	  - Establishment of new clawback policy
		· **Execution of Shinhan's mid- to long-term shareholder return policy**
		  - Achieved recurring ROE and ROTCE levels that exceed regulatory requirements and COE
		  - Total shareholder return rate for FY2023 reached 36% (26% in 2021 → 30% in 2022 → 36% in 2023)
		
		
		
		  - Ongoing implementation of quarterly dividends and share buybacks
		
		· **Improvement in the independent director nomination process**
		  - Introduction of a Nomination Advisory Group composed of external experts

Efforts to Bolster Customer Protection

1. Organization Restructuring for Enhanced Customer Protection

In response to the evolving financial landscape, characterized by the increasing diversity and complexity of financial products, Shinhan Financial Group is proactively enhancing its structures and systems to safeguard customers' financial interests. Through organizational reshuffles and strategic initiatives, we are transitioning from a reactive approach to a proactive and preventive strategy.

To implement this strategy effectively, we established the Customer Protection Division at the holding company level in July 2023. This division, which also assumes concurrent roles for Shinhan Bank, orchestrates an integrated and systematic approach to customer protection across the entire Group. In January 2024, we further refined the Customer Protection Division by integrating the Compliance Team of the holding company, fostering organic links between customer protection and internal control roles.

This restructuring has empowered our Customer Protection Division to proactively monitor and respond to customer protection-related issues at the Group level. It has also facilitated the development of tailored customer protection strategies suited to the unique businesses of each subsidiary, thereby enhancing customer protection capabilities across the Group.

In addition to these changes at the holding company level, our subsidiaries, including Shinhan Bank, Shinhan Card, Shinhan Securities, Shinhan Life, Shinhan Asset Management, Jeju Bank, and Shinhan Savings Bank, operate their own dedicated customer protection departments. These departments, staffed with a total of approximately 300 customer protection specialists, are committed to implementing systematic customer protection strategies.
These revisions aim to enhance clarity and readability while maintaining the intended meaning and emphasis on the proactive approach to customer protection within Shinhan Financial Group.

Structure of Shinhan Financial Group's Customer Protection Organization


<December 2022>
<July 2023>
<January 2024>
Holding company
Before the creation of the Customer Protection Division
Customer Protection
Customer Protection Team
(Concurrent Roles for Shinhan Bank)
Customer Protection Division
(Compliance Officer)
Customer Protection
(Concurrent Roles for Shinhan Bank)
Compliance Team
Subsidiaries
(financial product sales companies)
* <January 2024>
Shinhan Bank
Consumer Protection Department
(1 executive, 113 employees)
Shinhan Card
Customer Protection Team
(1 executive, 26 employees) + Internal Control Department (7 employees)
FD Team (17 employees)
FD Monitoring Team (33 employees)
Shinhan Securities
Customer Protection Department
(1 executive, 26 employees)
Shinhan Life
Customer Protection Team
(1 executive, 50 employees)
Shinhan Asset Management
Financial Consumer Protection Team
(1 executive, 1 employee)
Jeju Bank
Customer Protection Office
(1 officer, 4 employees)
Shinhan Savings Bank
Customer Protection Office
(1 executive, 4 employees)
* Shinhan Capital, Shinhan Asset Trust, and Shinhan EZ Holding have a compliance officer who also serves in the Customer protection organization.

Efforts to Bolster Customer Protection (continued)

2. Governance Framework for Enhanced Customer Protection

In July 2023, Shinhan Financial Group embarked on a comprehensive reorganization of its Customer Protection Division, with the objective of establishing a robust system for customer protection across the entire group. This restructuring necessitated the implementation of a reinforced Group-wide governance structure to ensure swift responses to customer protection issues and foster collaboration between the holding company and its subsidiaries.

Key initiatives included the establishment of a committee and council comprising executives, department heads, and working-level employees from the holding company and 10 subsidiaries*. This initiative facilitated the implementation of a three-lines-of-defense system for customer protection functions, enabling the formulation, implementation, and close monitoring of customer protection strategies.

The Group Customer Protection Committee, consisting of executives, convenes biannually to set the strategic direction for the Group's customer protection efforts and establish a tone at the top in prioritizing Customer protection. Additionally, the Group Customer Protection Council and divisional Working-level Councils convene quarterly to monitor Customer protection activities, address internal control weaknesses, and implement countermeasures.

To enhance communication, customer protection matters for the Working-level Councils are divided into three subcommittees: (1) policy making and planning, (2) internal control on financial customer protection, and (3) support for telecommunication financial fraud responses. These subcommittees facilitate regular communication channels, promoting in-depth discussions and sharing of best practices.

Shinhan Financial Group's governance structure not only fosters communication between the holding company and Group subsidiaries but also facilitates the sharing of customer protection insights among different subsidiaries. Moreover, it enables the holding company to address weaknesses identified in a particular subsidiary and provide support.

Furthermore, operational structures were reorganized to ensure immediate communication of customer protection issues across the Group, facilitating prompt measures to minimize damages and prevent recurrence.

With the governance framework in place, Shinhan Financial Group remains committed to exceeding regulatory compliance standards and prioritizing customer-centered management practices.

* 10 Subsidiaries: Shinhan Bank, Shinhan Card, Shinhan Securities, Shinhan Life, Shinhan Capital, Shinhan Asset Management, Jeju Bank, Shinhan Savings Bank, Shinhan Asset Trust, Shinhan EZ General Insurance

Efforts to Bolster Customer Protection (continued)

Shinhan Financial Group's Customer Protection Governance Structure


Executives
Group Customer Protection Committee
(Shinhan Financial Group (holding company), Shinhan Bank, Shinhan Card, Shinhan Securities, Shinhan Life, Shinhan Capital, Shinhan Asset Management, Jeju Bank, Shinhan Savings Bank, Shinhan Asset Trust, Shinhan EZ General Insurance)
Biannually
Department Heads
Group Customer Protection Council
(Shinhan Financial Group (holding company), Shinhan Bank, Shinhan Card, Shinhan Securities, Shinhan Life, Shinhan Capital, Shinhan Asset Management, Jeju Bank, Shinhan Savings Bank, Shinhan Asset Trust, Shinhan EZ General Insurance)
Quarterly
Working level
Subcommittee working council (3 subcommittees)
Quarterly
1 Policy Making and Planning
2 Internal Control on Protection of Financial Customers
3 Support for Responding to Telecom Financial Fraud
Subcommittee communication channels (as needed)

Efforts to Bolster Customer Protection (continued)

3. Key Activities in Customer Protection in 2023

In our commitment to advancing customer protection, Shinhan Financial Group has undertaken significant organizational and governance reforms. The establishment of the Customer Protection Division at the holding company in July 2023 marked a pivotal moment in promoting customer protection efforts across the Group.

In August 2023, we convened the "Customer Protection Strategy Declaration Ceremony," a milestone event attended by the Group CEO and executives responsible for financial customer protection at 10 subsidiaries. At the ceremony, we declared our strategic goal to create an excellent financial customer protection environment through proactive responses. Our commitment to becoming the most trusted financial group was reaffirmed, with a focus on enhancing customer protection capabilities across all subsidiaries.

Guided by the strategic slogan, "Putting Customers at the Center of Shinhan," we have outlined four strategic tasks aimed at leading a major Group-wide transformation centered on customer protection. These tasks include preemptively addressing financial customer risk factors, strengthening prevention of telecommunication fraud, reinforcing complete sales culture, and enhancing internal controls for financial customer protection.

In September 2023, 10 subsidiaries jointly announced the launch of a comprehensive campaign for customer protection. The campaign themes, 'Protect Together,' 'Find it together,' and 'Stop it Together,' underscore our collective commitment to safeguarding customers' financial interests.

Under the banner of 'Protect Together,' we have conducted activities such as 'create a family secret code' campaign promotions, voice phishing prevention trainings, and launching a platform to promote voice phishing prevention. 'Find it together' activities involved locating hidden financial assets in collaboration with subsidiaries, while 'Stop it Together' focused on various activities related to internal controls for financial customer protection, including seminars for employees on the Financial Customer Protection Act and internal consulting for Group subsidiaries.

We will continue to work to ensure that the various activities undertaken through the campaign are not a one-time event, but rather an ongoing effort to embed the campaign's key activities into the customer protection framework of all Group subsidiaries.

Efforts to Bolster Customer Protection (continued)

Group Customer Protection Strategic Direction (August 2023, announcement of the Group Customer Protection Strategy)

Mission	*Your Companion for the Future* **Building a Better World Through Finance**
Core Value	**RIGHT** — Choose the right path for customers and the future / **NIMBLE** — Execute, learn and grow fast / **DIFFERENT** — Respect differences and create outstanding results
Vision	*We believe finance should be* + **More Friendly, More Secure, More Creative**
Strategic Goals	**Create a superior financial customer protection environment through proactive responses**
Strategic Direction	**Enhance proactive response to protect financial customer** / **Create a superior financial customer protection environment**
Strategic Tasks	☑ Respond proactively to financial customer risk factors ☑ Strengthen telecommunication financial fraud prevention / ☑ Reinforce a culture of complete sales ☑ Enhance internal controls for financial customer protection
2023 Slogan	**Put Customers at the Center of Shinhan**

Group Joint Campaign for Customer Protection (September 2023)

Item	Key Activities	Participating Subsidiaries
Protect Together	Voice phishing prevention training	Shinhan Bank, Shinhan Securities, Shinhan Life, Jeju Bank, Shinhan Savings Bank
	'Create a family password' campaign	10 participating subsidiaries*
	Promoting voice phishing prevention for young adults	Shinhan Bank, Shinhan Securities, Shinhan Life, Jeju Bank, Shinhan Savings Bank
Find it together	'Find hidden financial assets' campaign	Shinhan Bank, Shinhan Securities, Shinhan Life, Jeju Bank, Shinhan Savings Bank
Stop it Together	Seminar on the Financial Customer Protection Act	10 participating subsidiaries*
	Inspection of internal control themes in the second half of 2023	10 participating subsidiaries*
	Financial Customer Protection Act internal control consulting	Shinhan Securities, Shinhan Life, Jeju Bank

* 10 subsidiaries: Shinhan Bank, Shinhan Card, Shinhan Securities, Shinhan Life, Shinhan Capital, Shinhan Asset Management, Jeju Bank, Shinhan Savings Bank, Shinhan Asset Trust, Shinhan EZ General Insurance

Strengthening Internal Control: Adoption of the Responsibilities Map

Preemptive Adoption of the Responsibilities Map for Strengthened Internal Control

Shinhan Financial Group has decided to preemptively introduce a responsibilities map to prevent financial accidents and justify all business processes through thorough internal checks and verifications.

What is a responsibilities map?

A responsibilities map is a document that clarifies operational responsibilities within a financial company, detailing both the "what and how" of actual operations rather than formal obligations. It outlines the internal control responsibilities and duties of the board of directors, CEO, and executives, aiding in the preemptive prevention of financial accidents by facilitating the effective implementation of internal control management measures by executives.

Shinhan Financial Group, with its numerous subsidiaries, is in the process of drafting a responsibilities map tailored to the unique business needs of each Group subsidiary. Notably, Shinhan Bank led the financial sector by finalizing its responsibilities map in May 2023 and is currently developing an implementation system. Similarly, Shinhan Securities, Shinhan Card, and Shinhan Life were pioneers in initiating the creation of responsibilities maps within their respective industries.

The introduction of responsibilities maps for each subsidiary aims to ensure the effective functioning of the three-lines-of-defense internal control system. Clear responsibilities will be allocated to the CEOs of the subsidiaries for the overall management of internal control within their companies. Furthermore, the Boards of Directors of the subsidiaries will be tasked with monitoring the adequacy of the overall operation of the internal control system within their respective companies.

[Shinhan Financial Group's Responsibilities Map Operation System]

① First Line of Defense: Identify and manage risks inherent in the business ⇒ Review/check internal control perspectives on business activities

② Second and Third Lines of Defense: Perform internal control tasks by specialized area (e.g., risk, audit, etc.)

③ CEO: Responsibility for creating an accountability structure and general management of internal control

④ Board of Directors: Responsible for monitoring the adequacy of the overall operation of the internal control system.

The holding company is preparing to implement a system aimed at bolstering inspection, monitoring, and corrective measures regarding the adequacy of internal control operations across its group subsidiaries from a business management perspective. In alignment with the Corporate Governance Act and the Financial Holding Company Act, the internal control of each group subsidiary will fall under the purview of its respective board of directors.

Nevertheless, the holding company plans to establish a framework to actively monitor common issues among subsidiaries and significant internal control matters, and to report them to the holding company's Board of Directors. Upon finalizing the responsibilities maps of major group subsidiaries, a plan will be formulated to manage internal controls pertaining to the execution of business management tasks between the holding company and its subsidiaries.

< 49 >

Strengthening Internal Control: Adoption of the Responsibilities Map (continued)

[Reference] Adoption Schedule for the Responsibilities Maps by Group Subsidiaries

We intend to proactively introduce responsibility maps for our major group subsidiaries (9 subsidiaries) ahead of the deadline set by the Corporate Governance Act, scheduled for January 2025. Concurrently, we will implement measures to bolster internal control within our small and medium-sized group subsidiaries.

Category	Schedule
Holding Company	Apr 2024 ~
Shinhan Bank	Complete the first structure
Shinhan Card	Nov 2023 ~ Mar 2024
Shinhan Securities	Sep 2023 ~ Mar 2024
Shinhan Life Insurance	Jan 2024 ~ Apr 2024
Shinhan Capital	1st half of 2024
Shinhan Asset Managemen	2nd half of 2024

Category	Schedule
Jeju Bank	Apr 2024 ~
Shinhan Savings Bank	1st half of 2024
Shinhan Asset Trust	2nd half of 2024
Shinhan DS, Shinhan REIT's Management, Shinhan Fund Partners, Shinhan Venture Investment, Shinhan EZ General Insurance	2nd half of 2024

* Shinhan Bank completed creating a corporate accountability structure for the first time in the financial sector and is developing an implementation system
* Shinhan Securities, Shinhan Card, and Shinhan Life have started to create accountability structures for the first time in the industry, and the development of the accountability structure implementation system is expected to be completed by the end of the year

[Reference] Plan to establish a Group internal control monitoring system

- To ensure that the responsibility maps and internal control management enhancement measures are effectively operated within the organization, we plan to support establishing an internal control implementation management monitoring system from a group perspective.


SFG
INTERFACE
1st Roll-out
Shinhan Card
Shinhan Securities
Shinhan Life Insurance
2nd Roll-out
Small and medium-sized Subsidiaries within the Group
Bank
[2024.Jan] system implementation is underway based on established responsibility maps
Individual systems of group subsidiaries

Risk Management Efforts for Sustainable Growth

1. Key Activities of the Risk Management Committee in 2023

In 2023, financial market volatility such as interest rates/exchange rates continued, and concerns about the real estate market were high. In response, the Risk Management Committee conducted a crisis analysis based on various (tweezer) scenarios, checked the entire real estate finance system to understand the group's impact, proactively responded to vulnerable areas, and established a capital management plan and emergency financing plan in case of crisis.

We received regular reports on the Group's crisis management status, reviewed the overall response, and discussed the Group's own normalization plan in the event of a crisis. To manage the Group's skewed exposures, we received reports and reviewed the status of setting limits for key management areas and exposure limits for each country.

In addition, we enhanced the role and activities of the Risk Management Committee in non-financial areas, such as checking on projects to improve the Group's operational risk management system, and strived to expand the spectrum of customer-centered risk management by receiving reports and checking on the establishment of the customer asset risk management system.

Also, we checked the Group's risk management status through regular monitoring, discussed various issues in the financial and real economy, and reviewed risk management measures. We also established the direction of the risk management strategy considering the business environment in 2024 and quantified and specified it by setting group risk limits for 2024.

2. Risk Management Efforts for Sustainable Growth

In 2023, in response to prolonged high interest rates and real estate issues, we operated a group-wide prudential management organization to proactively manage potential risks by considering the path and speed of risk transmission.

We timely analyzed the Group's impact on market volatility and significant financial market issues, identified the Group's impact, and established countermeasures through various scenario-based stress tests. In addition, we reorganized the risk dashboard operation system by selecting key risk factors in consideration of potential risks for each subsidiary and considering the leading/lagging nature of monitoring indicators.

In addition, as procurement conditions remained volatile, we continued to operate a response system that checked liquidity risk on a daily basis, and checked the bank's response system in the event of a sudden deterioration in liquidity by reflecting the bank run scenario in the crisis analysis.

As real estate finance issues persisted, we shortened the frequency of reviews of real estate finance-related soundness, asset reviews, and adjustments to soundness classifications to respond to issues in a timely manner. In particular, we plan to enhance the overall risk management system further as concerns about the real estate market are likely to persist in 2024.

Meanwhile, we are also improving the Group's risk management system in non-financial risk areas in a balanced manner. We will focus more on non-financial areas such as operational risk and client asset risk management to ensure zero client scandals.

We will continue to review and improve the overall Group risk management system to support a strong foundation for sustainable growth.

◆ **Strengthening Client Asset Risk Management**

- Improving the system from the three-lines-of-defense perspective: reinforcing the organization, risk review, exposure and post-risk management
- Organization reforms in 2023 and more reinforcing measure to continue in 2024

Organization reforms in 2023

▪ **Established a dedicated organization for client asset risk management within the Risk Management Group**
  – Shinhan Bank, Shinhan Securities (Dec. 2023)

▪ **Established Investment Product Review Team within Customer Protection Group**
  – Shinhan Bank (Dec. 2023)

※ Shinhan Securities has been operating a customer asset screening organization before 2023.

Driving ESG Initiatives

1. Group ESG Governance

In 2015, Shinhan Financial Group established its ESG Strategy Committee (formerly known as the Social Responsibility Management Committee), which was the first committee of its kind among Korean financial companies. The aim of this committee was to review ESG-related issues at the Board level. In addition, Shinhan Financial Group built, in order to promote a consistent ESG strategy across the entire Group, we established a Groupwide systemic ESG governance. This involved forming committees and consultative bodies at different levels, including the Board of Directors, CEO, Chief Strategy and Sustainability Officer (CSSO), and working-level staff.

Shinhan Financial Group expanded its efforts to implement ESG strategies by establishing ESG committees not only within the holding company, but also within the board of directors of major Group subsidiaries. To ensure a practical implementation of ESG strategies, ESG-related meetings and dedicated organizations were newly introduced within these subsidiaries.

2. ESG in CEO KPIs

Shinhan Financial Group was the first financial institution in Korea to reflect ESG factors within management KPIs. Since 2019, we have included ESG factors within KPIs of Group subsidiaries' CEOs as part of the strategic tasks. We incorporated quantitative performance metrics such as reduction of carbon emissions (including financed emissions) and expansion of ESG finance into the CEO KPIs of all Group subsidiaries starting in 2022.

3. ESG Data Platform

Shinhan Financial Group has completed the establishment of an ESG platform to proactively respond to the mandatory ESG disclosure for listed companies with assets of KRW 2 trillion or more, which will be implemented in 2026, and to promote the updating and accuracy of ESG data. "The ESG Data Platform consists of four categories: environment, social, governance, and ESG finance, and includes data on key indicators for regulators, rating agencies, and investors in each category. In particular, we have established a timely response system for financial emissions disclosure and identification of carbon-related asset impacts through connection with the financial emissions measurement system managed with key ESG data. In the future, as soon as domestic ESG disclosure standards are finalized, we will reflect them in the data platform and continuously upgrade it to enable system-based ESG disclosure.

Shinhan ESG Driving System





Continued Efforts to Reduce Emissions

1. Efforts to Achieve Quantitative Carbon Emissions Reduction Targets

To strengthen its execution to reduce carbon emissions by 2023, Shinhan Financial Group decided to take the initiative by doing what a financial company can do today. Through the "Shinhan Save Campaign," an energy-saving campaign involving all employees of Shinhan Financial Group, we helped employees culturally embed ESG. The campaign was designed to reduce electricity consumption, vehicle usage, paper usage, and disposable cups, and was implemented with a virtuous cycle of donating the energy savings to the energy-poor. In total, we were able to save about 2,000 MWh of electricity in about six months.

In addition to these direct reduction efforts, we have signed a REC purchase agreement with Korea East-West Power to spread the use of renewable energy in Korea and increased the proportion of renewable energy by purchasing green premium power through KEPCO's bidding. In 2023, we were able to meet our Science Based Target (SBT) by using a total of 28,000 tons of renewable energy. In addition, Shinhan Asset Management is pursuing a diversified implementation strategy to expand the scope of future emission reduction, including establishing a joint venture (JV) with Hanwha Convergence Co.

Carbon Emission Reduction Target and Performance

Internal emissions (Scope 1+2)	Carbon Emissions of Financial Assets (Scope 3)
42% reduction in internal emissions by 2030, Achievement of Net-Zero by 2044	**33.7% reduction in financial emissions by 2030, 59.5% reduction in financial emissions by 2040, Achieving Net-Zero by 2050**

Carbon emission management

(Unit : tCO_2eq)


96,811
81,392
15,519
101,188
86,013
15,175
100,080
85,383
14,697
Goals for 2023
82,193
68,490
56,150
42%
reduction
(compared to 2020)
Net
Zero
2020
2021
2022
2023*
2030
2044

*2023 carbon emissions are self-calculated and prior to third-party verification.

Financed emission management

(Unit : tCO_2eq)


emissions
intensity
(ton/hundred
million won)
20.6
20.5
20.7
20.1
13.7
Financed
emissions
(10,000 tons)
4,382
4,669
5,098
5,097
2,905
Measured
assets
(KRW 1
trillion)
212
227
245
253
33.7%
reduction
(compared to 2020)
Net
Zero
2020
2021
2022
2023
2030
2050

53

Promoting Board Diversity

1. Promoting Board Diversity

The Internal Code of Corporate Governance of the Company specifies the "Principle of Diversity" in the composition of the Board. These principles are to prevent the Board from advocating specific interests, thereby realizing diversity and expertise of corporate governance. Diversity is considered in a broad sense, including, among other attributes, leadership, experience, skills, perspectives, gender and geography. (Section 1 Article 3 Clause 1 of the Internal Code of Corporate Governance of the Company).

In its actual operations, we make efforts to ensure that the Board consists of members with diverse expertise that help to drive the Company's strategy forward as the financial market and the competitive landscape continue to evolve. This also prevents specific backgrounds or job categories being over-represented. The composition of the Board covers various fields of expertise, including finance, business management, economy, legal, and accounting as stipulated by the Act on Corporate Governance of Financial Companies, as well as information technology and global.

Considering financial holding companies' characteristics, which cover a wide range of sectors within the financial industry, the Company endeavors to elect Independent Directors with expertise across multiple areas. The Company also considers diverse recommendation channels and perspectives regarding the Board's composition and the selection of Independent Director candidates, utilizing the Board Skill Matrix to assess such traits. In December 2018, the Company introduced "Open Recruitment of Independent Directors", and in November 2019, the 6th Independent Director Recommendation Committee decided to strengthen the existing open recruitment, rendering it all-year- round to encourage participation.

In addition, Shinhan Financial Group is dedicated to increasing the number of female independent directors and female representation over the years to operate the Board based on diversified perspectives. Currently, the Company is maintaining the proportion of its female independent director candidate pool by at least 20% of the long list, the proportion of which rose to 34.1% as of the end of FY2023.
As a part of these efforts, there are currently two female independent directors (KIM Jo Seol and YOON Jae Won) among the 11 members of the Board. (As of Dec. 2023)*

* The number will be increased to three upon approval of the agenda at the 23rd Annual General Meeting of Shareholders.

Females Representation on the Board

Category	As of Dec, 2022	As of Dec, 2023	As of Mar, 2024 (After 23rd AGM)
No. of Female Directors	2	2	3
No. of Directors within the Board	14	11	11
Propotion	14.3%	18.2%	27.3%

Number of Female Independent Director Candidates

Division	# of female independent director candidates (A)	# of independent director candidates in total (B)	% of female independent director candidate (A÷B)
As of Dec 31, 2020	29	117	24.8%
As of Dec 31, 2021	49	131	37.4%
As of Dec 31, 2022	50	140	35.7%
As of Dec 31, 2023	56	164	34.1%

Efforts to Nurture Female Talents

1. Establishment of Target to Expand Female Talents

Shinhan Financial Group established the principles of 'Diversity and Inclusion' through the ESG Strategy Committee in 2021, aiming to provide fair opportunities to various talents and enhance the group's competitiveness.

Under these principles, the ESG Strategy Committee has set a goal to expand the representation of women executives and department heads to 15% and 25%, respectively, by 2030. Regular monitoring of the progress is conducted to ensure compliance with these objectives.

Classification	Status				Target
	End of 2020	End of 2021	End of 20202	End of 20203	End of 2030
Department Heads	9.0%	9.7%	13.0%	14.9%	**25%**
Executives [1]	7.3%	7.5%	8.7%	9.8%	**15%**

Note1) Executives, head of divisions
Note) Target: Shinhan Financial Group, Shinhan Bank, Shinhan Card, Shinhan Securities, Shinhan Life Insurance, Shinhan Capital, Shinhan Asset Management, Jeju Bank

2. Operation of Female Talent Development Program : Shinhan SHeroes

Shinhan Financial Group formulated a strategy for nurturing female talent from a leadership perspective in 2017. Since 2018, the group has launched the 'Shinhan SHeroes' platform for fostering female leaders. Over the past six years, the platform has contributed to the selection and development of 280 female leaders within the group.

(Elevation of status of female employees such as appointment of female CEO for the first time in the group and increasing number of female management and head of divisions)

History of nurturing female talent in the group



Incubation (2017~2018)	● **Declaration of the "Management Leader Award" and establishment of the "Group Management Leader Development System"** - Emphasis on the importance of expanding the pool of female talents and discovering female leaders through strategic development. ● **Launch of the first-ever female leadership development program in the financial sector, "Shinhan SHeroes" (2018)**
Acceleration (2019~2020)	● **Establishment of female leader development system at the group level** - Sharing female talent development plan through group management leader development committee - Establishing midterm roadmaps and evaluating development achievements for women's talent development in each subsidiary. ● **Continued expansion of female ratio in leadership positions: 2018 8.0% → 2021 13%**
Scale-up (2021~)	● **Promotion of Talent Diversity Policies and Gender-Equal Organizational Culture for a Top-tier Shinhan** - Ensuring continuous diversity and fairness across all areas of HR, including governance structure, recruitment, compensation, and promotions. - Expanding family-friendly company certification, improving practices and work culture based on gender stereotypes, and more. ● **Selected as an Outstanding Company in Bloomberg's Gender-Equality Index (BGEI) for four consecutive years (2018-2021).** ● **Nurturing Principle: 'C.O.R.E' - Signifying that female leaders are at the core of the group.**

Confidence	Opportunity
Reinforce	Embrace

Board Engagement with Stakeholders

1. Expansion of BOD's Investor Engagement

The Board of Directors at Shinhan Financial Group actively engages with investors to exchange insights and address concerns.

In 2023, they launched the "BOD Roundtable" to enhance communication with investors. This event, attended by the Chair of the Board, the Group CEO, Chairs of key BOD Sub-Committees, and executives relevant to investor interests, facilitated an open dialogue with 51 investors representing 39 institutions from both domestic and international spheres. The dialogue aimed to build consensus and trust among shareholders, BOD members, and management through lively exchanges on various pertinent issues.

During these engagements, Board members communicated the Group's shareholder return policy, ongoing efforts to strengthen internal controls, ESG strategy, the expertise of Board members, progress in diversity initiatives, and various other topics discussed in BOD meetings. Investors' comments and feedback were promptly conveyed to the entire Board of Directors and management.

Looking ahead, Shinhan Financial Group's Board of Directors is committed to enhancing shareholder value by further expanding engagement efforts with investors.

2023 BOD Roundtable (Sep. 2023)






IV.
Election of
Audit Committee Members

(Agenda 3)

Election of an Independent Director who will serve as Audit Committee Member

(Agenda 4)

Election of Audit Committee Members (2 Members)

Shinhan Financial Group

Election of Audit Committee Members

Agenda 3

Election of an Independent Director who will serve as Audit Committee Member

Agenda 4

Election of Audit Committee Members (2 Members)

Pursuant to Article 542 (12) of the Commercial Act, Article 19 of the Act on Corporate Governance of Financial Companies and Article 51 of the Company's Articles of Incorporation, we seek shareholders' approval during the Annual General Meeting of Shareholders on the appointment of an independent director who becomes a member of the Audit Committee.

Pursuant to paragraph 5 of Article 19 of the Act on Corporate Governance of Financial Companies, financial companies shall appoint one or more independent director to serve as Audit Committee members separately from other directors to ensure the independence of Audit Committee members

At the 23rd annual general meeting of shareholders, we plan to appoint an independent director who will become a member of the audit committee and two members of the audit committee.

RECOMMENDATION:

Vote FOR the appointment of each audit committee member nominee.

Agenda 3. Re-election of Mr. KWAK Su Keun as an Independent Director and Audit Committee member

Agenda 4-1. Re-election of Mr. BAE Hoon as an Audit Committee Member
Agenda 4-2. Re-election of Ms. YOON Jaewon as an Audit Committee Member

Independent Director Nominee to become a Member of the Audit Committee Audit Committee



Independent Director Nominee for an Audit Committee Member: Mr. **KWAK Su Keun**

01	Date of Birth	August 16, 1953
02	Nominator	Independent Director and Audit Committee Member Recommendation Committee
03	Relation to the largest shareholder	None
04	Business transaction with SFG	None
05	Delinquency	None
06	Management of insolvent companies	None
07	Reasons for statutory disqualification	None
08	Term of Office	1 year (March 2024 ~ March 2025)
09	New Appointment	Reappointment (Initial Appointment Date: March 25, 2021)
10	If incumbent, prior year BOD meeting attendance rate	100%
11	Education	Bachelor/Master of Business Administration, Seoul National University PhD in Business Administration, University of North Carolina

12	Main Work Experience	1998 - 2018	Professor, Business School, Seoul National University
		2007 - 2009	Dean, Business School, Seoul National University
		2018 - Current	Professor Emeritus, Business School, Seoul National University
		2019 - Current	Chair of Corporate Governance Advisory Board, Korea Listed Companies Association
		2019 - Current	Chair, Corporate Citizenship Committee, POSCO

Reasons for recommendation

The Audit Committee is required to have at least one accounting professional in accordance to the Korean commercial code and governance act. The nominee is not just a long time seasoned professor in accounting but also had active involvements in advising public institutions and academia. His long experiences provided valuable insights to the management not just in the field of accounting but also in the field of overall advice in finance and general operations while performing prudent oversights to the management.

The nominee added value to the Board by performing his role as an expert in finance and audit. He also made significant contribution to sound development of the Group in establishing Group's ESG strategy as the Chair of ESG committee and took active participations in engagements with international investors to understand their interests.

Displaying good amount of time and dedications in previewing key agenda of the Board and Committee meetings, his proven capability to perform his oversight role as an Audit Committee member and performing his role as a bridge between the shareholders and the company, his contributions to build sound and transparent governance has been considered in nominating him as the Audit Committee member and an independent director.

Independent Director Nominee to become a Member of the Audit Committee Audit Committee



Key activities of the director nominee in 2023

Mr. KWAK Su Keun attended all Board of Directors meetings, Audit Committee meetings, ESG Strategy Committee meetings, and Subsidiary CEO Recommendation Committee meetings held in 2023, spending a total of 481 hours to reviewing agendas and attending meetings.

By reviewing various agenda items at the BOD meetings and Board workshops held throughout the year, and conducting inquiries and inspections on various management issues and key business matters, KWAK Su Keun fulfilled his assigned roles and responsibilities as a member of the BOD. Some of the key opinions raised by, and topics and agenda items reviewed by him include, but are not limited to, the following:

- Review the Company's quarterly and annual dividend payout
- Review the adequacy of the BOD composition
- Review the BOD internal committee operation plan
- Review the amount and timing of the quarterly dividend payout
- Assess of the impact of the acquisition and disposal of treasury shares and recommendations thereon
- Review the Group's management strategy in line with macroeconomic outlook
- Discussions for an effective stakeholder outreach (including engagements with investors and proxy advisory agencies)
- Discuss and suggest the direction of ESG management
- Review the adequacy of the self-normalization plan
- Discuss the direction of organizational reform in line with the Group's strategy
- Discuss the establishment of the management plan for 2024
- Confirm the appropriateness of appointment of group management

In addition, he, as chairperson of the ESG Strategy Committee, shared the latest ESG trends and provided generous advice and suggestions to refine the ESG promotion strategy, and as a member of the Audit Committee and a Board member, he fulfilled his role of monitoring and overseeing management by providing insights and recommendations based on his accounting expertise.

Audit Committee Member Nominees



Mr. BAE Hoon

Reasons for recommendation

The nominee possesses various professional expertise as a Korean Japanese lawyer with specialty in corporate advisory and a Japanese certified accountant with Postgraduate degree in Business Administration.

The Audit Committee not just requires knowledge of accounting but also expertise in compliance field with legal knowledge. The nominee has both the legal expertise as a professional lawyer and accounting profession as a certified accountant.

During the last 2 years he has shown active involvement in Audit Committee based on outstanding balanced judgments and precise checks on amending corporate rules and regulations. By displaying his abundant experiences and knowledge, we recommend him as a member of the Audit Committee.



Ms. YOON Jaewon

Reasons for recommendation

The nominee has sufficient insights in auditing as an accounting professor at Hongik University while possessing abundant experiences in performing roles at various accounting and tax-related professional bodies such as the Korea Accounting Institute, the Korean Accounting Association and Taxation Development Review Committee of the Ministry of Strategy and Finance.

As the Audit Committee requires high level of professional understanding and maintain consistency and stability of its operation, its members are desired to be re-elected. The nominee has contributed in building transparent operating foundations, reviewed internal control over financial reporting and provided candid advices to the management for better governance and sound operation of the company while serving as the Chair of the Audit Committee during the last 4 years.

With good understanding of her expertise and to maintain sound and stable operation of the Audit Committee, we recommend her as a member of the Audit Committee.

Main Activities of Audit Committee

Main Activities of Audit Committee in 2023

Throughout 2023, the Audit Committee held a total of 15 meetings, discussing 69 agenda items, including 22 cases of resolution and 47 cases of deliberation. The committee regularly reported on its activities to the Board of Directors.

The Audit Committee directly commands the internal audit team to monitor the audit activities of the Company and its subsidiaries. Based on a yearly audit plan, the Committee assesses the management and internal control of the Company and its subsidiaries, evaluates anti-money laundering (AML) efforts, reviews financial statements and business reports, and ensures appropriate disclosure policies are in place. Additionally, the Group compliance manager reports directly to the Audit Committee, providing updates on plans and results, as well as management's evaluation of the operation status of the internal accounting management system, which the Committee supervises.

The Audit Committee closely monitors Shinhan Financial Group's financial activities through regular reviews of quarterly and semiannual reports from independent auditors. These reports help to ensure that the Company's accounting standards are being adhered to and that financial statements are accurately presented. In addition, the Committee also oversees the management's compliance with laws and Articles of Incorporation. To ensure that independent views are fully considered, discussions on critical issues with independent auditors are held in the absence of executives and internal auditors..

The committee also conducts face-to-face meetings with the head of the internal auditing team and relevant independent auditors to review key financial statement issues, and process and results of external audits. In 2023, the committee reviewed reports on the key accounting policies and financial impact of the newly introduced IFRS17 accounting standards.

In 2023, the Audit Committee requested to improve the preventive audit monitoring system, strengthen the monitoring of the Group's internal transactions and accounting audits following the implementation of the consolidated internal accounting control system, strengthen audits in emerging risk areas, establish a data-driven audit system, conduct an independent audit of the IT department, and strengthen the internal control of front-line business units. Accordingly, the audit team conducted audits of high-risk areas based on the results of preventive audit monitoring, focused internal control reviews, monitored consolidated internal transactions within the Group, and conducted accounting reviews of small subsidiaries. The team also recruited IT auditors to conduct independent audits of ICT and information protection, and organized a working-level council of financial auditors to facilitate communication among the Group's audit departments.

For 2024, the Committee has requested to develop a risk assessment system through cooperation between second- and third-line departments, review internal control systems to prevent incidents, provide consultation and inspection services for small subsidiaries, scale up interim evaluations of external auditors' activities for major subsidiaries, and conduct IT audits of subsidiaries. The Committee also plans to strengthen communication among the Group's audit departments further by organizing a working-level council of IT auditors to enable them to share best practices and audit techniques for IT audits.

V.
Director Remuneration

(Agenda 5)

Approval of the Director Remuneration Limit

Shinhan Financial Group

Director Remuneration

Agenda 5

Approval of the Director Remuneration Limit

Voting Item(s)

Pursuant to Article 388 of the Commercial Act and Article 49 of the Company's Articles of Incorporation, we hereby request that the shareholders approve the following:

Directors Remuneration for FY2020~FY2023 (in KRW)

FY2024 (Proposed)	FY2023 (Approved)	FY2022 (Approved)	FY2021 (Approved)
3.0billion[1]	3.0billion	3.5billion	3.5billion

Note 1) Separately, a long-term performance-linked incentive in performance shares ("PS") is granted. The Company determines the PS by conducting performance evaluation on the next four-year period. The performance indicators include the increase in share price relative to the comparison group, Return on Equity(ROE) and Return on Tangible Common Equity(ROTCE) and Non-Performing Loan(NPL) ratio before sales and write-off relative to a pre-established target. The maximum number of performance shares to be granted to the directors of the Board in respect of fiscal year 2024 is 30,000 shares, ranging from 0% to 100% of the maximum shares, provided that payments accrued in relation thereto shall be made in fiscal year 2028. It should be noted, however, that in addition to such limit, additional compensation in the form of performance shares and annual incentives be made in fiscal year 2024 to the extent that the total number of such shares falls within the limit approved at previous shareholders' meetings held.

RECOMMENDATION:

Vote IN FAVOUR of the the maximum limit on director remuneration.

Director Remuneration

1. Proposed Director Remuneration Limit for 2024

Remuneration limit		KRW 3.0 billion
Number of Directors		**11 Directors**
	Non-independent director	**2 Non-Independent Directors**
	Independent director	**9 Independent Directors**

2. Actual payment of director remuneration in 2023

Total amount paid (A+B)		KRW 1,720.1 mil.
Non-Independent Director (A)		**KRW 936.6 mil.**
	Executive Director **JIN Okdong**	KRW 658.9 mil.
	Executive Director **CHO Yong-byoung** (Retired in March 2023)	KRW 277.7 mil.[1]
	Non-Executive Director **JUNG Sang Hyuk**	- [2]
Independent Director (B)		**KRW 783.5 mil.**
	Independent Director **LEE Yoon-jae**	KRW 87.5 mil.
	Independent Director **SUNG Jaeho**	KRW 85.5 mil.
	Independent Director **YOON Jaewon**	KRW 86.5 mil.
	Independent Director **JIN Hyun-duk**	KRW 72.5 mil.
	Independent Director **KWAK Su Keun**	KRW 88.0 mil.
	Independent Director **BAE Hoon**	KRW 80.5 mil.
	Independent Director **LEE Yong Guk**	KRW 85.0 mil.
	Independent Director **CHOI Jae Boong**	KRW 87.5 mil.
	Independent Director **KIM Jo Seol**	KRW 76.0 mil.
	Independent Director **PARK Ansoon** (Retired in March 2023)	KRW 16.5 mil.
	Independent Director **HUH Yong-hak** (Retired in March 2023)	KRW 18.0 mil.

Note 1) Excludes KRW 488.9 million of performance-linked incentives withheld
Note 2) Considering the concurrent position of an executive at a subsidiary, no separate remuneration is paid

Remuneration of Non-independent Directors (continued)

1. Executive Director Compensation: JIN Okdong

The remuneration of CEO consists of base salary, activity allowance, annual incentives, and long-term performance-linked stock remuneration (PS). The level of remuneration is determined through resolution of the Board and Remuneration Committee within the scope of the amount resolved at the shareholders' meeting. The basic salary and activity allowance are paid monthly by dividing the total annual salary by 1/12, and the total amount paid in 2023 is KRW 658 million.

Annual incentives are calculated by reflecting the level of achievement of the company's goals, scale of absolute profit,

and performance evaluation grade, and are paid in the following year. Performance pay for 2023 performance will be paid in the following year, 2024.

At the third special Board meeting held on March 23, 2023, 20,982 shares of long-term performance-linked stock remuneration (PS) were granted to the CEO, and the exact payment amount will be confirmed later depending on the Company's long-term performance and stock price from 2023 to 2026.

[CEO Compensation for 2023]

Division		Amount (KRW mil.)	Notes
Total amount paid		**659**	There are existing 20,982 shares of long-term performance-linked stock remuneration (PS). The exact payment amount is to be confirmed later depending on the Company's long-term performance and stock price from 2023 to 2026
	Base salary.	**658**	The base salary, including activity allowance from work, is divided into 1/12 of the total annual salary and paid monthly, and it is determined by the resolution of the Board and Remuneration Committee within the scope of the amount resolved at the shareholders' meeting.
	Other Income	**1**	Benefits such as holiday incentives.

2. Non-Executive Director Compensation: JUNG Sang Hyuk

Non-executive directors who concurrently serve as subsidiary executive shall not be paid.

Executive Evaluation

1. Executive evaluation

The performance evaluation system of the CEO and the assessment results are determined by Remuneration Committee.

The performance evaluation result is calculated by comprehensively ref lecting group KPIs composed of shareholder value, profitability, soundness, risk and efficiency and strategic tasks composed of innovative/open digital transformation, expansion of future growth foundation, promotion of differentiated global growth, creation of sustainable performance, and preemptive risk management.

At the 1st Remuneration Committee held on February 27, 2023, a qualitative evaluation item on the efforts to strengthen the internal control system and the level of operation of the internal accounting management system to ensure that internal control is strongly established as an organizational culture to protect shareholders, customers, and stakeholders and to prevent financial accidents was included as a strategic task with a weight of 15%.

The performance evaluation grade calculated by combining the KPI and strategic task evaluation results is reflected in calculating the annual incentives payment amount.

2. Group CEO KPI: Bigger Emphasis on Internal Control

After the intensification of issues such as the Lime Asset Management incident in the second half of 2019, which affected the entire industry, Shinhan Bank and Shinhan Securities, subsidiaries of Shinhan Financial Group, experienced disruptions in the redemption of privately placed funds (fund-of-funds) they had sold. Customers suffered losses as a result. In response to this situation, our company actively engaged in efforts to promptly compensate affected customers and establish preventive measures to avoid recurrence. Additionally, we made significant improvements in customer protection and internal control processes. Furthermore, in the evaluation of management performance, we incorporated customer protection and internal control criteria, linking them to executive compensation to establish a systemic foundation.

The performance evaluation framework for our Group CEO is determined by the Compensation Committee. The evaluation of the Group CEO's performance is categorized into financial and strategic objectives, with a weighting of 70% for financial and 30% for strategic (non-financial) objectives (as of FY2023). Financial objectives include total shareholder return, ROE (Return on Equity), ROA (Return on Assets), and fixed asset-to-net capital ratio, among others. Non-financial objectives, classified as strategic goals, encompass various areas contributing to the growth of Shinhan Financial Group, such as digitalization, ESG (Environmental, Social, and Governance), global initiatives, capital markets, HR (Human Resources) and others.

In 2019, the weighting of risk/internal control-related elements within the strategic objectives was 10%, and the evaluation criteria related to internal control were primarily focused on the audit committee's assessment of internal control over financial reporting. However, following the investment product incident in 2020, the weighting of risk/internal control-related elements within the strategic objectives increased from 10% to 20%. Additionally, the evaluation indicators related to internal control expanded to include specific and diverse elements such as customer protection, anti-money laundering, and internal accounting management systems. Furthermore, starting from 2023, the risk and internal control-related elements, which were previously combined into a single evaluation indicator, have been separated. The weighting of internal control elements (15%) has been increased compared to the weighting of risk elements (5%) in the evaluation framework. This adjustment aims to provide a more nuanced and detailed assessment of both risk and internal control aspects, reflecting the evolving focus on these critical aspects within the strategic objectives.

The Board of Directors and the management team continue to make ongoing efforts to increase the significance of performance evaluation related to internal control, refine evaluation criteria, and enhance transparency. Based on these efforts, the aim is to improve the interests of the company, shareholders, and customers alike.

Executive Evaluation (continued)

CEO's Key Performance Evaluation Index in 2023

Group KPI [Financial performance index]		
70%		

Index		%
Mid- to long- term growth	Total Shareholder Return (TSR)	15%
	Group customer base	10%
Profitability	Adjusted ROE	20%
	Adjusted ROA	15%
Soundness	NPL ratio	15%
Risk-related	RAROC	5%
Efficiency	Cost to income ratio	20%
Total		**100%**

Key Strategic Tasks	
30%	

Index	%
No. 1 in senior-youth customer base growth	10%
Establishing a top-level foundation for capital markets, global and domestic	20%
Achieving Digital to Value through customer experience innovation	20%
Promoting Asia's Leading ESG Financial Group	15%
RE:Boot! Securing balanced human competitiveness	15%
Thorough and preemptive risk management	20%
Total	**100%**

Change in internal control-related metrics and weighting by year (FY2019 to FY2023)

FY	Internal control-related strategic tasks	Evaluation Indicators	Percentage of evaluation within strategic tasks	Remarks
FY2023	Thorough and preemptive risk management	- Efforts to strengthen the internal control system/internal accounting management system and the level of its operation	✓ 15%	**[FY2023]** - Separation of internal control and risk items in evaluation indicators - Internal control-related assessment weight (15%) > Risk assessment weight (5%)
		- Risk management	5%	
FY2022	Preemptive risk management	- Risk management **- Internal control and internal accounting management system**	20%	**[FY2020 ~ Present]** - Addition of internal control (customer protection/money laundering, etc.) items to the evaluation metrics - Increased weight of risk/internal control (10% → 20%)
FY2021	Preemptive risk management	- Risk management **- Internal control and internal accounting management system**	20%	
FY2020	Risk management capability differentiation to respond to change	- Risk management **- Internal control and internal accounting management system**	✓ 20%	
FY2019	Spreading advanced risk management capabilities	- Risk management **- Internal control over financial reporting**	10%	-

Executive Remuneration Structure

Executive Remuneration Structure

For executives, we operate a compensation system centered on performance-based compensation, with performance-based compensation comprising more than 50% of total compensation, and the results of performance measures are reflected in the payment of performance-based compensation.

The performance evaluation for the annual performance bonus is composed of financial indicators (Group KPIs) and non-financial indicators (key strategic tasks), and the individual's performance evaluation rating calculated through the evaluation is reflected in the annual performance bonus payment rate. The annual bonus is a lump sum cash payment based on the previous year's performance evaluation results.

The performance evaluation for long-term performance bonuses comprises shareholder value-related metrics, profitability metrics, and soundness metrics, and the evaluation results are reflected in the long-term performance bonus payout rate. The final number of long-term incentive awards is determined by the average performance over the four years following the grant, and the award amount is determined by the stock price at the time of the grant.

The structure of long-term performance bonuses is designed to adjust the compensation amount in case an employee leaves the company for reasons attributable to the employee, causes damage to the company, or is severely disciplined by a regulator before payment. It is also designed to naturally adjust the compensation amount if the company's value is impaired and the stock price declines.


Variable Compen-sation
Long-term performance-linked incentive in performance shares
Linked to stock price (20%)
Performance linked (80%)
Linked to stock price at the time of payment
Annual performance bonus
Performance incentives
(Group KPI + Key Strategic Tasks)
Deducted according to risk management
Fixed Compen-sation
Annual salary
Job allowance
Base salary

*Performance Share: Performance-linked stock compensation

Clawback Policy

Establishing a Clawback Policy

As a listed company on the New York Stock Exchange (NYSE), Shinhan Financial Group has enacted a new Clawback Policy in November 2023 to respond to regulatory changes such as the revision of NYSE listing standards and to operate a more reasonable management performance compensation system..

The new Clawback Policy applies to executives and general managers of holding companies, and performance compensation subject to clawback is compensation that is paid in whole or in part based on the achievement of financial performance indicators, including both annual performance compensation and long-term performance compensation (PS).

The regulations list two main reasons for clawback. One is when there is a material error in the previously issued financial statements, also known as the "Big R restatement". The other is when there is a material error in the issued financial statements that, if corrected or left uncorrected within the current fiscal year, would result in a material misstatement, also known as a "Little r restatement".

Payments made within the three fiscal years immediately preceding the date the financial statements are restated or determined to be required to be restated under this rule are subject to clawback. The portion of the performance fee actually paid that exceeds the amount of the performance fee calculated on the basis of the corrected financial statements shall constitute the clawback amount..

The clawback of performance-based compensation will be carried out by resolution of the Remuneration Committee, a committee within the Board of Directors, and if performance-based compensation is clawed back under this regulation, it will be publicly disclosed. By doing so, we aim to establish a more transparent and accountable compensation system.

(The full text of the regulation is attached on page p.105 of this document).

Remuneration of Independent Directors

1. Independent Directors

The company reformed the remuneration system for independent directors at the third special Board meeting held on March 24, 2016. For substantiating BOD activities with strong sense of obligation and responsibility for the respective role of independent director, the base allowance was reduced by KRW 1 million per month from April 2016 and strengthened the remuneration system in connection with the activity records, such as participation in the Committee in BOD etc. In the third special Board meeting held on March 27, 2019, the resolution was made to increase the base allowance by KRW 0.5 million per month in consideration of Group scale growth, expansion of business portfolio and extended scope of work and responsibility of independent directors.

At the first special board meeting held on February 5, 2021, with growing expectations for the role of independent directors and increase in time and effort spent on the Board, abolishment of attendance allowances was made and discussion on increasing the base salary by KRW 0.5 million took place.

For 2023, remuneration was paid on the same basis as for 2021 and 2022.

Summary of Independent Directors' Remuneration in 2023

NO.	Name	Total amount of compensation (KRW million)	Other benefits over compensation
1	LEE Yoon-jae	87.5	General health examination (for himself and his spouse)
2	SUNG Jaeho	85.5	General health examination (for himself and his spouse)
3	YOON Jaewon	86.5	General health examination
4	JIN Hyun-duk	72.5	-
5	KWAK Su Keun	88.0	General health examination (for himself and his spouse)
6	BAE Hoon	80.5	-
7	LEE Yong Guk	85.0	General health examination (for himself and his spouse)
8	CHOI Jae Boong	87.5	-
9	KIM Jo Seol	76.0	-
10	PARK Ansoon (Retired in March 2023)	16.5	-
11	HUH Yong-hak (Retired in March 2023)	18.0	-
Total		**783.5**	

Remuneration of Independent Directors (continued)

As of 2023, the basic salary is KRW 4 million per month. Other allowances include the meeting allowances, which is KRW 1 million per BOD meeting and KRW 0.5 million per committee meeting within the BOD. Also included in other allowances, the position allowance is KRW 1 million month for the Chair of the BOD and KRW 0.5 million per month for the Chair of the committee. In addition to the relevant remuneration, necessary expenses such as transportation and accommodation of independent directors residing abroad are paid on actual expenses, and in the case of position allowances, only the maximum amount is paid without duplicate payments.

This applies equally to all independent directors.

(1) LEE Yoon-jae

	Items	Amount (KRW mil.)	Details
1	**Total amount of compensation**	**87.5**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	39.5	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	2	General health examination (for himself and his spouse)
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(2) SUNG Jaeho

	Items	Amount (KRW mil.)	Details
1	**Total amount of compensation**	**85.5**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	37.5	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	2	General health examination (for himself and his spouse)
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

Remuneration of Independent Directors (continued)

(3) YOON Jaewon

Items		Amount (KRW mil.)	Details
1	**Total amount of compensation**	**86.5**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	38.5	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	1	General health examination
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(4) JIN Hyun-duk

Items		Amount (KRW mil.)	Details
1	**Total amount of compensation**	**72.5**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	24.5	Meeting allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

Remuneration of Independent Directors (continued)

(5) KWAK Su Keun

	Items	Amount (KRW mil.)	Details
1	**Total amount of compensation**	**88.0**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	40.0	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	2	General health examination (for himself and his spouse)
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(6) BAE Hoon

	Items	Amount (KRW mil.)	Details
1	**Total amount of compensation**	**80.5**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	32.5	Meeting allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

Remuneration of Independent Directors (continued)

(7) LEE Yong Guk

	Items	Amount (KRW mil.)	Details
	Total amount of compensation	**85.0**	
1	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	37.0	Meeting & Position allowance
	Other benefits over compensation		
	Work activities	-	
2	Health examination	2	General health examination (for himself and his spouse)
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(8) CHOI Jae Boong

	Items	Amount (KRW mil.)	Details
	Total amount of compensation	**87.5**	
1	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	39.5	Meeting & Position allowance
	Other benefits over compensation		
	Work activities	-	
2	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

Remuneration of Independent Directors (continued)

(9) KIM Jo Seol

	Items	Amount (KRW mil.)	Details
1	**Total amount of compensation**	**76.0**	
	Base payment	48.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	28.0	Meeting allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

(10) PARK Ansoon (Retired in March 2023)

	Items	Amount (KRW mil.)	Details
1	**Total amount of compensation**	**16.5**	
	Base payment	12.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	4.5	Meeting allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

Remuneration of Independent Directors (continued)

(11) HUH Yong-hak (Retired in March 2023)

	Items	Amount (KRW mil.)	Details
1	**Total amount of compensation**	**18.0**	
	Base payment	12.0	KRW 4.0 mil. per month
	Bonus	-	
	Other allowances	6.0	Meeting & Position allowance
2	**Other benefits over compensation**		
	Work activities	-	
	Health examination	-	
	Vehicle provision	-	
	Office	-	
	Other benefits	-	

VI.
Additional Information

 Shinhan Financial Group

Information about the AGM Voting and Resolution

1. Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2023. As of the record date, there are 512,759,471 common shares. The number of shares eligible for exercising voting rights is 511,902,890, which is calculated by deducting the following from the total number of common shares: 6,352 treasury shares and 850,229 shares, the number of shares held by a non-financial shareholder that exceed 4%.

2. E-voting

Shinhan Financial Group complies with Article 368 (4) of the Commercial Act and allows electronic voting delegating the management of the system to the Korea Securities Depository. Investors may exercise individual voting rights via e-voting without face-to-face attendance in the meetings as specified below.

(1) Where: (From PC) https://evote.ksd.or.kr
(From Mobile) https://evote.ksd.or.kr/m

(2) When: From 9 a.m. on March 15, 2024
until 5 p.m. on March 25, 2024 (Korea Standard Time, UTC+9)
* Available 24 hours a day during the given voting period

(3) How: Voting right shall be exercised by each Agenda Item through public certification.

(4) On Amendments: Should an amendment agreement be submitted on the proposed agenda item(s) at the general shareholders' meeting, votes cast through the e-voting system are considered as abstentions.

3. Method of Resolutions

Pursuant to Article 368 (1) of the Commercial Act, Agenda Item No. 1, 2 and 5 shall be passed by a majority of the votes cast by the shareholders present atthe meeting and at least one- fourth of the total shares that are entitled to vote. Pursuant to Article 409 (2) of the Commercial Act, shareholders who own more than 3% of the Company's voting rights are not entitled to have voting rights above that 3% for Agenda Item No. 3 and 4.

4. Additional Information

Shinhan Financial Group has engaged and appointed Morrow Sodali Korea LLC. as our proxy solicitor to act on our behalf in relation to our 23rd Annual General Meeting to be held on March 26, 2024.

Matters Related to the Former CEO's Legal Case

Shinhan Financial Group's former CEO CHO Yong-byoung was indicted by prosecutors in October 2018 on charges of obstruction of business and violation of the Equal Employment Act in the process of recruiting new employees when he served as the CEO of Shinhan Bank 2015 to 2016. The Supreme Court, however, ultimately acquitted all charges in June 2022, resolving all the uncertainties and risks surrounding SFG's governance from the legal proceedings.

Despite the above, a particular proxy advisor has been recommending to vote against all candidates for re-appointment as Independent Directors on the basis that the board of directors did not take action to remove the former CEO during his legal proceedings.

Approximately six years have passed since the incident first occurred, and in March 2020, all directors involved in the re-election of former CEO CHO Yong-byoung have left the Board.

The newly formed Board of Directors following the annual general shareholders' meeting in March 2020, comprehensively reviewed and monitored the matter, including the progress of the legal proceedings, risks to SFG's corporate governance and possibility of impairment of shareholder value. The Board also actively communicated with shareholders regarding matters reviewed by the Board of Directors through shareholder letters and shareholder engagement.

Following the appellate court's decision to acquit all charges in November 2021, the Supreme Court upheld the appellate court's decision in June 2022, finalizing the acquittal of the former CEO on all charges. The court's decision validated the approach and course of action taken by the Board of Directors. As such, in contrast to the assertion made by the proxy advisor, the Board of Directors took a more comprehensive and careful action in response to the matter to enhance shareholder value.

Additionally, all of the remaining Independent Directors subject to re-appointment newly joined the Board after the former CEO was reappointed. Considering that the former CEO had been reappointed by the majority of shareholders at the annual general meeting of shareholders, it is realistically difficult for a newly appointed Independent Director to propose dismissal of a director who has received shareholder approval.

It is also noteworthy that Director KIM Jo-seol newly joined the Board after the former CEO was found innocent by the appellate court. Moreover, there is only a short overlapping term between Ms. KIM and the former CEO within the Board

Neglecting the above and simply classifying all members of the Board as "enabling directors" for the reason that they did not dismiss a "problematic director," who was ultimately found innocent of all charges, and recommending a vote against the re-election of those directors six years have already passed without a sunset provision is deemed to be taking an overly fragmented view of this issue.

The Board of Directors asks shareholders to consider the above and exercise fair judgment based on director's individual capabilities, experience, and contributions to the Group.

Matters related to the former CEO's Legal Case (continued)

Timeline regarding the Former CEO's Legal Case

Date	Main Events regarding the Former CEO's Legal Case	Appointment of Independent Directors	Actions taken by the Board of Directors
Oct. 2018	Prosecutors indict the former CEO, CHO Yong-byoung	-	
Jan. 2020	Trial court finds CHO partially guilty (acquitted charges on violation of Employment Equality Act by partially guilty on business obstruction)	-	[2019~2020] - The Board resolved the recommend the re-appointment of CHO as the Group CEO upon reviewing the eligibility and capability of the candidate
Mar. 2020	CHO re-appointed as the Group CEO	New appointment of JIN Hyun-duk, YOON Jaewon	
Mar. 2021	-	New appointment of KWAK Su Keun, BAE Hoon, LEE Yong Guk, CHOI Jae Boong	[1H 2021] - Conducted a full review on the re-appointment of CHO from both procedural and factual perspective, and decided the decision to reappoint CHO was upon rational grounds - Sent a letter to shareholders
Nov. 2021	Appellate court acquits CHO of all legal charges	-	- Decided to convene a separate meeting immediately after the result of the second trial, if necessary , to discuss countermeasures and follow-ups - Concluded a meeting would be unnecessary at this point as the appellate court acquitted CHO of all charges - Sent a letter to shareholders
Mar. 2022	-	New appointment of KIM Jo Seol	-
Jun. 2022	Supreme Court acquits CHO of all legal charges	-	Concluded all governance-related uncertainties have been resolved with the Supreme Court's final verdict to acquit all charges Sent a letter to shareholders
Dec. 2022	CHO resigns from CEO candidacy	-	

< 81 >

Voting Results of the 22rd AGM (March 2023)

Ⅰ**. DATE / TIME :** Thursday, March 23rd, 2023 at 10:00 am (Korea Standard Time)

Ⅱ**. PLACE :** Grand Auditorium, 20th Floor, Shinhan Bank, 20 Sejong-daero 9-gil, Jung-gu, Seoul

Ⅲ**. VOTES CAST**

(Unit : Share, %)

Total number of issued shares	Total voting rights (excluding Treasury shares)	Total votes cast	% of votes cast as % of Issued Share Capital
526,266,869	508,778,517	413,457,940	81.26%

Ⅳ**. VOTING RESULTS**

(Unit : Share, %)

Agenda No.	Resolution		Votes For	% For1)	Votes Against	% Against1)
			For Against			
1	Approval of Financial Statements and Annual Dividends for FY2022		384,738,991	93.05%	28,718,949	6.95%
2	Approval of Revision to Articles of Incorporation		409,364,372	99.01%	4,093,568	0.99%
3	Election of Directors (1 Executive Director, 1 Non-Executive Director, 7 Independent Directors)					
	3-1	JIN Ok-dong (ED)	384,738,991	93.05%	28,718,949	6.95%
	3-2	JUNG Sang Hyuk (NED)	409,364,372	99.01%	4,093,568	0.99%
	3-3	KWAK Su Keun (IND)	330,966,365	80.05%	82,491,575	19.95%
	3-4	BAE Hoon (IND)	334,928,286	81.01%	78,529,654	18.99%
	3-5	SUNG Jaeho (IND)	286,168,527	69.21%	127,289,413	30.79%
	3-6	LEE Yong Guk (IND)	329,947,860	79.80%	83,510,080	20.20%
	3-7	LEE Yoon-jae (IND)	286,712,905	69.35%	126,745,035	30.65%
	3-8	JIN Hyun-duk (IND)	334,923,668	81.01%	78,534,272	18.99%
	3-9	CHOI Jae Boong (IND)	329,200,549	79.62%	84,257,391	20.38%
4	Election of IND as Audit Committee Member YOON Jaewon		275,506,082	73.19%	100,908,737	26.81%
5	Election of Audit Committee Members (2 Members)					
	5-1	KWAK Su Keun (IND)	293,506,116	77.97%	82,908,703	22.03%
	5-2	BAE Hoon (IND)	297,474,510	79.03%	78,940,309	20.97%
6	Approval of the Directors' Remuneration Limit		410,069,888	99.18%	3,388,052	0.82%

※ Votes Against includes votes withheld
※ Voting results for Resolution Item No. 3 reflects Article 371 of the Commercial Act, which limits the voting rights of shareholders to 3% of the total issued share capital.

Voting Results of the 21ˢᵗ AGM (March 2022)

Ⅰ. DATE / TIME : Thursday, March 24ᵗʰ, 2022 at 10:00 am (Korea Standard Time)

Ⅱ. PLACE : Grand Auditorium, 20ᵗʰ Floor, Shinhan Bank, 20 Sejong-daero 9-gil, Jung-gu, Seoul

Ⅲ. VOTES CAST

(Unit : Share, %)

Total number of issued shares	Total voting rights (excluding Treasury shares)	Total votes cast	% of votes cast as % of Issued Share Capital
534,081,554	516,593,202	413,007,081	79.95%

Ⅳ. VOTING RESULTS

(Unit : Share, %)

Agenda No.	Resolution		Criteria for number of voting shares			
			Votes For	% For[1]	Votes Against	% Against[1]
1	Approval of Financial Statements and Annual Dividends for FY2021		409,254,441	99.09%	3,752,640	0.91%
	Election of Directors (8 Independent Directors)					
2	Election of Directors (IND)	2-1 PARK Ansoon (IND)	254,249,612	61.56%	158,757,469	38.44%
		2-2 BYEON Yang-ho (IND)	253,512,978	61.38%	159,494,103	38.62%
		2-3 SUNG Jaeho (IND)	249,157,742	60.33%	163,849,339	39.67%
		2-4 YOON Jaewon (IND)	300,204,040	72.69%	112,803,041	27.31%
		2-5 LEE Yoon-jae (IND)	249,149,409	60.33%	163,857,672	39.67%
		2-6 JIN Hyun-duk (IND)	304,317,831	73.68%	108,689,250	26.32%
		2-7 HUH Yong-hak (IND)	251,870,179	60.98%	161,136,902	39.02%
		2-8 KIM Jo Seol (IND)	410,228,910	99.33%	2,778,171	0.67%
	Election of Audit Committee Members (3 Members)					
3	Election of Audit Committee Members	3-1 BAE Hoon (IND)	366,760,420	98.63%	5,077,098	1.37%
		3-2 SUNG Jaeho (IND)	237,499,781	63.87%	134,337,737	36.13%
		3-3 YOON Jaewon (IND)	258,630,560	69.55%	113,206,958	30.45%
4	Approval of Director Remuneration Limit		362,687,204	87.82%	50,319,877	12.18%

※ Votes Against includes votes withheld
※ Voting results for Resolution Item No. 3 reflects Article 371 of the Commercial Act, which limits the voting rights of shareholders to 3% of the total issued share capital.

Voting Results of the 20ᵗʰ AGM (March 2021)

Ⅰ. **DATE / TIME :** Wednesday, March 25ᵗʰ, 2021 at 10:00 am (Korea Standard Time)

Ⅱ. **PLACE :** Grand Auditorium, 20ᵗʰ Floor, Shinhan Bank, 20 Sejong-daero 9-gil, Jung-gu, Seoul

Ⅲ. **VOTES CAST**

(Unit : Share, %)

Total number of issued shares	Total voting rights (excluding Treasury shares)	Total votes cast	% of votes cast as % of Issued Share Capital
534,081,554	515,892,334	396,062,622	76.77%

Ⅳ. **VOTING RESULTS**

(Unit : Share, %)

Agenda No.	Resolution		Based on number of voting			
			Votes For	% For	Votes Against	% Against
1	Approval of Financial Statements and Annual Dividends for FY2020		393,797,192	99.43%	2,265,430	0.57%
2	Approval of Revision to Articles of Incorporation		388,353,239	98.05%	7,709,383	1.95%
3	Election of Directors (1 Non-Executive Director, 9 Independent Directors)					
	3-1	JIN Ok-dong (NED)	300,587,630	75.89%	95,474,992	24.11%
	3-2	PARK Ansoon (IND)	299,840,135	75.71%	96,222,487	24.29%
	3-3	BAE Hoon (IND)	388,686,967	98.14%	7,375,655	1.86%
	3-4	BYEON Yang-ho (IND)	297,531,113	75.12%	98,531,509	24.88%
	3-5	SUNG Jaeho (IND)	287,837,446	72.67%	108,225,176	27.33%
	3-6	LEE Yong Guk (IND)	388,682,201	98.14%	7,380,421	1.86%
	3-7	LEE Yoon-jae (IND)	293,269,586	74.05%	102,793,036	25.95%
	3-8	CHOI Kyong-rok (IND)	297,617,413	75.14%	98,445,209	24.86%
	3-9	CHOI Jae Boong (IND)	388,692,948	98.14%	7,369,674	1.86%
	3-10	HUH Yong-hak (IND)	296,783,257	74.93%	99,279,365	25.07%
4	Election of IND who will serve as Audit Committee Member (KWAK Su Keun)		340,224,126	97.35%	9,259,126	2.65%
5	Election of Audit Committee Member (2 Members)					
	5-1	SUNG Jaeho (IND)	241,602,655	69.13%	107,880,597	30.87%
	5-2	LEE Yoon-jae (IND)	246,246,757	70.46%	103,236,495	29.54%
6	Approval of the Director Remuneration Limit		392,358,740	99.06%	3,703,882	0.94%

※ Votes Against includes votes withheld
※ Voting results for Resolution Item No. 4 and 5 reflects Article 371 of the Commercial Act, which limits the voting rights of shareholders to 3% of the total issued share capital.

BOD and Sub-Committee Meeting Attendance Rate in 2023 [1]

BOD (Total number of meetings held per year: 14)

Directors	PARK Ansoon	HUH Yong-hak	SUNG Jaeho	LEE Yoon-jae	YOON Jaewon	JIN Hyun-duk	KWAK Su Keun	BAE Hoon	LEE Yong Guk	CHOI Jae Boong	KIM Jo Seol	CHO Yong-byoung	JIN Okdong	JUNG Sang Hyuk
Attendance Rate	100%	100%	93%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Risk Management Committee (Total number of meetings held per year: 9)

Directors	HUH Yong-hak	LEE Yong Guk	CHOI Jae Boong	SUNG Jaeho
Attendance Rate	100%	100%	100%	100%

Remuneration Committee (Total number of meetings held per year: 8)

Directors	LEE Yong Guk	SUNG Jaeho	BAE Hoon	KWAK Su Keun	KIM Jo Seol	LEE Yoon-jae
Attendance Rate	100%	100%	100%	100%	100%	100%

Audit Committee (Total number of meetings held per year: 15)

Directors	SUNG Jaeho	YOON Jaewon	KWAK Su Keun	BAE Hoon
Attendance Rate	100%	100%	100%	100%

Independent Director and Audit Committee Member Recommendation Committee (Total number of meetings held per year: 9)

Directors	PARK Ansoon	HUH Yong-hak	KIM Jo Seol	YOON Jaewon	CHOI Jae Boong	KWAK Su Keun	BAE Hoon	SUNG Jaeho	LEE Yong Guk	LEE Yoon-jae	JIN Hyun-duk
Attendance Rate	100%	67%	100%	100%	100%	100%	100%	100%	100%	100%	100%

CEO Recommendation Committee (Total number of meetings held per year: 4)

Directors	SUNG Jaeho	LEE Yoon-jae	KWAK Su Keun	BAE Hoon	LEE Yong Guk	JIN Hyun-duk	CHOI Jae Boong
Attendance Rate	100%	100%	100%	100%	100%	100%	75%

Subsidiary's CEO Recommendation Committee (Total number of meetings held per year: 6)

Directors	CHO Yong-byoung	JIN Okdong	PARK Ansoon	SUNG Jaeho	LEE Yoon-jae	HUH Yong-hak	KWAK Su Keun	BAE Hoon
Attendance Rate	100%	100%	100%	83%	100%	100%	100%	100%

ESG Strategy Committee (Total number of meetings held per year: 4)

Directors	KWAK Su Keun	KIM Jo Seol	YOON Jaewon	LEE Yong Guk	JIN Okdong
Attendance Rate	100%	100%	100%	100%	100%

Note 1) For the composition of the BOD and its committees, see the following pages

BOD Meetings in 2023

Meetings in 2023, Before 22nd AGM

Agenda	Results	Independent Directors											ED	NED
		AS PARK	YH HUH	JH SUNG	YJ LEE	JW YOON	HD JIN	SK KWAK	Hoon BAE	YG LEE	JB CHOI	JS KIM	YB CHO	OD JIN
		Votes Cast												
February 8, 2023 [Special Meeting (1)]														
1. Approval of the 22nd (January 1, 2022 – December 31, 2022) financial statements and full-year business report	Approved	For	For	For	For	For	For	For	For	For	For	For	For	For
2. Approval of the 22nd annual dividend and statement of appropriation of retained earnings	Approved	For	For	For	For	For	For	For	For	For	For	For	For	For
3. Approval of share buyback and cancellations	Approved	For	For	For	For	For	For	For	For	For	For	For	For	For
4. Appointment of BOD sub-committee members	Approved	For	For	For	For	For	For	For	For	For	For	For	For	For
5. BOD composition in 2023	Approved	For	For	For	For	For	For	For	For	For	For	For	For	For
6. 2022 performance evaluation and 2023 KPI setting for the BOD Secretariat	Approved	For	For	For	For	For	For	For	For	For	For	For	Restricted	Restricted
	Reported													

<Reporting Items>
1. Operational performance of the Subsidiary Management Committee
2. 2022 annual Group business performance
3. 2022 annual Group financial performance
4. Inclusion and exclusion of subsidiaries, etc., in the second half of 2022
5. Quarterly report on the issuance of KRW bonds and subsidiary support
6. Results of the issuance of subordinated bond (Hybrid) in KRW
7. Results of the inspection of the internal control system and operations in 2022
8. Operational performance of the Audit Committee
9. Operational performance of the BOD

Agenda	Results	AS PARK	YH HUH	JH SUNG	YJ LEE	JW YOON	HD JIN	SK KWAK	Hoon BAE	YG LEE	JB CHOI	JS KIM	YB CHO	OD JIN
February 28, 2023 [Regular Meeting (1)]														
1. Amendment to important regulations	Approved	For	For	For	For	For	For	For	For	For	For	For	For	For
2. Approval of Amendment to the Articles of Incorporation	Approved	For	For	For	For	For	For	For	For	For	For	For	For	For
3. Approval of the director remuneration limit	Approved	For	For	For	For	For	For	For	For	For	For	For	For	For
4. Decision on the withholding of long-term remuneration	Approved	For	For	For	For	For	For	For	For	For	For	For	For	For
5. Assessment of the Adequacy of Director Candidate Nominations	Approved	For	For	For	For	For	For	For	For	For	For	For	For	For

BOD Meetings in 2023 (continued)

Meetings in 2023, Before 22nd AGM

Agenda	Results	Independent Directors											ED	NED
		AS PARK	YH HUH	JH SUNG	YJ LEE	JW YOON	HD JIN	SK KWAK	Hoon BAE	YG LEE	JB CHOI	JS KIM	YB CHO	OD JIN
		Votes Cast												
(1) Independent director candidate KWAK Su Keun	Approved	For	For	For	For	For	For	Restricted	For	For	For	For	For	For
(2) Independent director candidate BAE Hoon	Approved	For	For	For	For	For	For	For	Restricted	For	For	For	For	For
(3) Independent director candidate SUNG Jaeho	Approved	For	For	Restricted	For	For	For	For	For	For	For	For	For	For
(4) Independent director candidate YOON Jaewon	Approved	For	For	For	For	Restricted	For	For	For	For	For	For	For	For
(5) Independent director candidate LEE Yong Guk	Approved	For	For	For	For	For	For	For	For	Restricted	For	For	For	For
(6) Independent director candidate LEE Yoon-jae	Approved	For	For	For	Restricted	For	For	For	For	For	For	For	For	For
(7) Independent director candidate JIN Hyun-duk	Approved	For	For	For	For	For	Restricted	For	For	For	For	For	For	For
(8) Independent director candidate CHOI Jae Boong	Approved	For	For	For	For	For	For	For	For	For	Restricted	For	For	For
6. Recommendation of non-executive director candidates	Approved	For	For	For	For	For	For	For	For	For	For	For	For	For
7. Approval of the Convening of the 22nd Annual General Meeting of Shareholders and Meeting Agenda	Approved	For	For	For	For	For	For	For	For	For	For	For	For	For

<Reporting Items>

1. Reporting on major accounting standards effective in 2023
2. Matters on the callability of hybrid bond
3. Operational status of the internal accounting control system in 2022, as reported by the management
4. Evaluation of the operation status of the internal accounting control system in 2022 by the Audit Committee
5. Audit results for anti-money laundering operations in 2022
6. Audit performance in 2022
7. Operational performance of the Audit Committee
8. Operational performance of the Risk Management Committee
9. Operational performance of the Remuneration Committee
10. Operational performance of the CEO Candidate Recommendation Committee
11. Operational performance of the Subsidiary Management Committee
12. Operational performance of the Independent Director and Audit Committee Member Recommendation Committee
13. Operational performance of the BOD
14. Performance of credit information manager and protector in 2022
15. Status and inspection results of customer data shared among Group subsidiaries in Q4 2022

BOD Meetings in 2023 (continued)

Meetings in 2023, After 22nd AGM

Agenda	Results	Independent Directors									ED	NED
		JH SUNG	YJ LEE	JW YOON	HD JIN	SK KWAK	Hoon BAE	YG LEE	JB CHOI	JS KIM	OD JIN	SH JUNG
		Votes Cast										
March 23, 2023 [Special Meeting (2)]												
1. Appointment of the chair of the BOD	Approved	For	For	For	For	For	For	For	For	For	For	For
2. Appointment of the President and CEO	Approved	For	For	For	For	For	For	For	For	For	For	For
March 23, 2023 [Special Meeting (3)]												
1. Appointment of board committee members	Approved	For	For	For	For	For	For	For	For	For	For	For
2. Approval of director remuneration limit	Approved	For	For	For	For	For	For	For	For	For	For	For
3. Appointment of an advisor	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. The operational performance of the Audit Committee 2. The operational performance of the Remuneration Committee 3. The operational performance of the BOD 4. Report on the operation of the independent director system	Reported											
April 27, 2023 [Special Meeting (4)]												
1. Implementation of quarterly dividend payouts	Approved	For	For	For	For	For	For	For	For	For	For	For
2. Acquisition and cancellation of treasury stock	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Financial results for 1Q 2023 2. Report on acquisition and cancellation of the treasury stock 3. Report on FY2022 dividends of Group subsidiaries 4. Conversion of convertible preferred stock into common stock	Reported											

BOD Meetings in 2023 (continued)

Meetings in 2023, After 22nd AGM

Agenda	Results	Independent Directors									ED	NED
		JH SUNG	YJ LEE	JW YOON	HD JIN	SK KWAK	Hoon BAE	YG LEE	JB CHOI	JS KIM	OD JIN	SH JUNG
		Votes Cast										
May 11, 2023 [Regular Meeting (2)]												
1. Amendment to the operational rules of the Group Recovery and Resolution Plan(RRP)	Approved	Absent	For	For	For	For	For	For	For	For	For	For
2. Amendment to the guidelines to the provision and use of customer information	Approved	Absent	For	For	For	For	For	For	For	For	For	For
3. Issuance of contingent convertible bonds	Approved	Absent	For	For	For	For	For	For	For	For	For	For
4. Setting the FX bond issuance limit for 2023	Approved	Absent	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Results of approval of the Group Recovery and Resolution Plan(RRP) and directions for improvement 2. Matters on the callability of hybrid bond 3. Quarterly report on the issuance of KRW bonds and subsidiary support 4. The operational performance of the Audit Committee 5. The operational performance of the Risk Management Committee 6. The operational performance of the ESG Strategy Committee 7. The operational performance of the Remuneration Committee 8. The operational performance of the Subsidiary's CEO Recommendation Committee 9. Report on the operational performance of the CEO Recommendation Committee 10. The operational performance of the Independent Director and Audit Committee Member Recommendation Committee 11. The operational performance of the BOD 12. Sharing of customer information among group subsidiaries and inspection results for Q1 2023	Reported											
June 19, 2023 [Special Meeting (5)]												
<Reporting Items> 1. Group Recovery and Resolution Plan(RRP) simulation drill (plan)	Reported											
July 27, 2023 [Special Meeting (6)]												
1. Implementation of quarterly dividend payouts	Approved	For	For	For	For	For	For	For	For	For	For	For
2. Acquisition and cancellation of treasury stock	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Financial results for 2Q 2023 2. Report on the issuance result of subordinated(hybrid) bond in KRW 3. Report on acquisition and cancellation of the treasury stock 4. 2023 FX bond issuance results 5. 2023 Group Recovery and Resolution Plan(RRP) simulation drill results and directions 6. Inclusion and exclusion of subsidiaries, etc., in the first half of 2023 7. Report on the Direction of Corporate Reorganization for 2H 2023 8. The operational performance of the Audit Committee 9. The operational performance of the Risk Management Committee 10. The operational performance of the Remuneration Committee 11. Report on the operational performance of the CEO Recommendation Committee 12. The operational performance of the BOD	Reported											

BOD Meetings in 2023 (continued)

Meetings in 2023, After 22nd AGM

Agenda	Results	Independent Directors									ED	NED
		JH SUNG	YJ LEE	JW YOON	HD JIN	SK KWAK	Hoon BAE	YG LEE	JB CHOI	JS KIM	OD JIN	SH JUNG
		Votes Cast										
August 10, 2023 [Regular Meeting (3)]												
1. Amendment to the BOD regulations	Amendment Approved	Amended	Amended	Amended	Amended	Amended	Amended	Amended	Amended	Amended	Amended	Amended
<Reporting Items> 1. Key macro issuance in 2H 2023 2. Business results for the first half of 2023 3. Quarterly report on the issuance of KRW bonds and subsidiary support 4. Internal control by the Group compliance officer in the first half of the year 5. The operational performance of the Audit Committee 6. The operational performance of the ESG Strategy Committee 7. The operational performance of the Independent Director and Audit Committee Member Recommendation Committee 8. The operational performance of the BOD 9. Sharing of customer information among group subsidiaries and inspection results for Q2 2023	Reported											
October 6, 2023 [Special Meeting (7)]												
1. Approval of the Group Recovery and Resolution Plan(RRP) for 2023	Approved	For	For	For	For	For	For	For	For	For	For	For
2. KRW bond issuance limit setting and new batch report submission	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Report on acquisition and cancellation of the treasury stock 2. The operational performance of the Audit Committee 3. The operational performance of the Risk Management Committee 4. The operational performance of the Independent Director and Audit Committee Member Recommendation Committee 5. The operational performance of the BOD	Reported											
October 25, 2023 [Special Meeting (8)]												
1. Implementation of quarterly dividends	Approved	For	For	For	For	For	For	For	For	For	For	For
2. Acquisition and cancellation of treasury stock	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Financial results for 3Q 2023	Reported											
November 9, 2023 [Regular Meeting (4)]												
1. Partial changes to the independent directors evaluation	Amendment Approved	Amended	Amended	Amended	Amended	Amended	Amended	Amended	Amended	Amended	Amended	Amended
2. Establishment of and amendment to compensation regulations for management, etc.	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Quarterly report on the issuance of KRW bonds and subsidiary support 2. The operational performance of the Audit Committee 3. The operational performance of the Risk Management Committee 4. The operational performance of the Remuneration Committee 5. The operational performance of the Subsidiary's CEO Recommendation Committee 6. The operational performance of the Independent Director and Audit Committee Member Recommendation Committee 7. The operational performance of the BOD 8. Sharing of customer information among group subsidiaries and inspection results for Q3 2023	Reported											

BOD Meetings in 2023 (continued)

Meetings in 2023, After 22nd AGM

Agenda	Results	Independent Directors									ED	NED
		JH SUNG	YJ LEE	JW YOON	HD JIN	SK KWAK	Hoon BAE	YG LEE	JB CHOI	JS KIM	OD JIN	SH JUNG
		Votes Cast										
December 7, 2023 [Special Meeting (9)]												
1. Approval of the Group's management plan and budget for 2024	Approved	For	For	For	For	For	For	For	For	For	For	For
2. Setting limits on financial support for subsidiaries in 2024	Approved	For	For	For	For	For	For	For	For	For	For	For
3. Property lease agreement	Approved	For	For	For	For	For	For	For	For	For	For	Restrict-ed
4. Composition of the BOD in 2024	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. Report on the Direction of Corporate Reorganization for 2024 2. Reporting on the Group's business portfolio adjustment (Shinhan AI) 3. Review of setting the record date for cash dividend in 2023 4. Reporting on the results of impediment resolution under the reorganization plan 5. Reporting on the review of the Group advisors' activities 6. Reporting on contributions to independent directors' nonprofit organizations 7. The operational performance of the ESG Strategy Committee 8. The operational performance of the Remuneration Committee 9. The operational performance of the BOD	Reported											
December 19, 2023 [Special Meeting (10)]												
1. Appointment of executives other than directors	Approved	For	For	For	For	For	For	For	For	For	For	For
2. Issuance of contingent convertible bonds	Approved	For	For	For	For	For	For	For	For	For	For	For
<Reporting Items> 1. The operational performance of the Subsidiary's CEO Recommendation Committee 2. The operational performance of the Audit Committee 3. The operational performance of the Risk Management Committee 4. The operational performance of the Remuneration Committee 5. The operational performance of the Independent Director and Audit Committee Member Recommendation Committee 6. The operational performance of the BOD	Reported											

BOD Sub-Committee Meetings in 2023

1. Risk Management Committee

Composition	Purpose and Authority
(March 2022 – March 2023) Chair: HUH Yong-hak Members: BYEON Yang-ho, LEE Yong Guk, CHOI Jae Boong (March 2023 – Current) Chair: LEE Yong Guk Members: SUNG Jaeho, CHOI Jae Boong	· Establish risk management policies and strategies · Set and monitor overall risk exposure and review risk policies and risk limits · Review risk-based capital allocations · Establish and revise group risk management regulations and group risk council rgulations · Organize risk management structure and assign duties · Operate the risk management system · Make decisions on the approval of the Financial Supervisory Service's non-retail and retail credit rating systems based on the group internal rating · Other matters deemed necessary by the BOD and the committee

<Meetings in 2023, Before 22nd AGM>

Date	Agenda	Results	Director HUH Yong-hak	Director LEE Yong-guk	Director CHOI Jae Boong
			Votes Cast		
2023.02.08	<Reporting Items> 1) Report on the implementation plan for integrated crisis situation analysis as of the end of December 2022 2) Report on the results of risk analysis based on the Financial Supervisory Service's scenario 3) Report on the operation (proposal) of the risk adjustment performance evaluation index in 2023 4) Report on the selection of priority control areas and the setting of exposure limits in 2023 5) Report on the change to metrics to trigger the Group's Recovery and Resolution Plan(RRP) 6) 2022 Q4 regular report 7) Report on the results of holding the Risk Management Council	Reported	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2023 (continued)

1. Risk Management Committee (continued)

<Meetings in 2023, After 22nd AGM> (continued)

Date	Agenda	Results	LEE Yong-guk	CHOI Jae Boong	SUNG Jaeho
			Votes Cast		
2023.03.23	1) Appointment of the chairperson of the Risk Management Committee	Approved	For	For	For
2023.04.27	1) Amendment to the group risk council regulations 2) capital management plan/emergency procurement plan in accordance to integrated crisis situation analysis result	Approved	For	For	For
	<Reporting Items> 1) Report on the results of the Group's country-specific exposure limits and country-specific risk analysis for 2023 2) Report on the results of the Group's the Risk Management Council	Reported	Attended	Attended	Attended
2023.05.11	1) Deliberation on the enactment of the Group Recovery and Resolution Plan Operating Regulations 2) Deliberation on the issuance of contingent convertible bonds	Deliberation completed	Attended	Attended	Attended
	<Reporting Items> 1) Report on changes to Shinhan Card's credit risk internal rating regulations 2) Regular report for Q1 2023 3) Roles of Risk Management Committee and its operating schedule for 2023	Reported	Attended	Attended	Attended
2023.06.19	<Reporting Items> 1) Group Recovery and Resolution Plan(RRP) simulation drill (plan)	Reported	Attended	Attended	Attended
2023.07.27	<Reporting Items> 1) Report on the results of the 2023 Group Recovery and Resolution Plan(RRP) simulation drill and directions 2) Changes in the triggering factors of the Group's recovery and resolution plan 3) Report on the implementation plan for integrated crisis situation analysis as of the end of June 2023 4) Report on business unit and company-specific credit exposure limit setting for 2023 5) Report on changes to Shinhan Bank's credit risk internal rating regulations 6) Report on the results of the regular validation of group operational risk loss data 7) Regular report for Q2 2023 8) Report on the results of holding the Risk Management Council	Reported	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2023 (continued)

1. Risk Management Committee (continued)

<Meetings in 2023, After 22nd AGM> (continued)

Date	Agenda	Results	Director		
			LEE Yong-guk	CHOI Jae Boong	SUNG Jaeho
			Votes Cast		
2023.10.06	1) Deliberation on the 2023 Group Recovery and Resolution Plan (proposal)	Deliberation completed	Attended	Attended	Attended
	1) Integrated crisis situation analysis result and capital management plan/emergency procurement plan accordingly	Approved	For	For	For
	<Reporting Items> 1) Report on the progress of the group operational risk management system improvement project 2) Report on the approval of changes to the group credit risk internal rating methodology	Reported	Attended	Attended	Attended
2023.11.09	<Reporting Items> 1) Direction of risk management strategy in 2024 2) Regular Report for 3Q 2023 3) Report on the results of the Risk Management Council	Reported	Attended	Attended	Attended
2023.12.07	1) Deliberation on the issuance of contingent convertible bonds	Deliberation completed	Attended	Attended	Attended
	1) Setting minimum thresholds for the BIS for 2024 2) Setting the risk limit for 2024 3) Setting the liquidity risk limit for 2024 for the holding company	Approved	For	For	For
	<Reporting Items> 1) Report on the internal capital adequacy evaluation 2) Report on the results of regular suitability verification for the integrated stress tests 3) Report on the results of regular suitability verification for the non-retail credit rating model and PD components 4) Report on the results of regular suitability verification for the credit-risk-weighted asset calculation system	Reported	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2023 (continued)

2. Remuneration Committee

Composition	Purpose and Authority
(March 2022 – March 2023) * Chair: LEE Yong Guk * Members: BAE Hoon, BYEON Yang-ho (March 2023 – Current) * Chair: SUNG Jaeho * Members: KWAK Su Keun, KIM Jo Seol, LEE Yoon-jae	· Determine and manage the evaluation and remuneration system for the Group and its subsidiaries' management · Prepare and publish annual remuneration system reports · Evaluate the appropriateness of the structure and operation of the management's remuneration system of both the Group and its subsidiaries · Matters related to the Group's remuneration policy · Other matters related to the remuneration system

<Meetings in 2023, Before 22nd AGM>

Date	Agenda	Results	Director		
			LEE Yong-guk	SUNG Jaeho	BAE Hoon
			Votes Cast		
2023.02.27	1. Confirmation of strategic KPI for the CEO in 2022 2. Amendments to the performance evaluation system for management, etc., for 2023 3. Confirmation of subsidiary performance evaluation in 2022 4. Establishment of subsidiary performance evaluation system in 2023 5. Establishment of remuneration system for management, etc., in 2023 6. Evaluation of the adequacy of the structure and operation of the remuneration system in 2022 7. Preparation and disclosure of annual report on the remuneration system in 2022	Approved	For	For	For
2023.03.13	1. Confirmation of performance evaluation and remuneration for management in 2022	Approved	For	For	For
	<Reporting Items> 1. Review of changes to the evaluation and remuneration systems for company management, etc.	Reported	Attended	Attended	Attended

<Meetings in 2023, After 22nd AGM>

Date	Agenda	Results	Director			
			SUNG Jaeho	KWAK Su Keun	KIM Jo Seol	LEE Yoon-jae
			Votes Cast			
2023.03.23	1. Approval of the appointment of the chairperson of the Remuneration Committee	Approved	For	For	For	For
2023.05.10	<Reporting Items> 1. Overview of the remuneration committee operations 2. 2023 key issues for the remuneration committee 3. 2023 remuneration committee operation plan	Reported	Attended	Attended	Attended	Attended
2023.07.27	1. Establishment of the performance evaluation and remuneration system for newly appointed management	Approved	For	For	For	For
2023.10.17	<Reporting Items> 1. Interim report on the review of the management performance evaluation and remuneration system	Reported	Attended	Attended	Attended	Attended
2023.11.09	1. Establishment of the clawback criteria for the management	Approved	For	For	For	For
2023.12.19	<Reporting Items> 1. Report on the review of the management performance evaluation and remuneration system	Reported	Attended	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2023 (continued)

3. Audit Committee

Composition	Purpose and Authority
(March 2022 – March 2023) * Chair: YOON Jaewon * Members: KWAK Su Keun, BAE Hoon, SUNG Jaeho (March 2023 – Current) * Chair: YOON Jaewon * Members: KWAK Su Keun, BAE Hoon	· Prepare and submit audit reports · Approve the appointment and dismissal of the external auditor · Establish annual audit plans · Establish and abolish audit rules · Present opinions on the legitimacy of the agenda and documents to be submitted to the general shareholders' meeting. · Matters considered the committee's duties by law and bylaws · Other matters deemed necessary by the BOD and the committee

<Meetings in 2023, Before 22ⁿᵈ AGM>

Date	Agenda	Results	YOON Jaewon	KWAK Su Keun	BAE Hoon	SUNG Jaeho
			Votes Cast			
2023.2.8	1. Approval of audit contracts of companies and subsidiaries, etc. 2. 2023 internal auditor performance goal setting	Approved	For	For	For	For
	<Reporting Items> 1. Major accounting standards effective in 2023 2. Group compliance officer activities in 2022 and plans for 2023 3. Q4 2022 audit activities 4. Report on audit activity results 5. Performance evaluation criteria for subsidiaries' standing auditors in 2023 6. External auditor independence review results 7. Report on Subsidiary Audit Committee me	Reported	Attended	Attended	Attended	Attended
2023.2.23	<Reporting Items> 1. Interim report on the 2022 accounting audit by the internal audit department 2. Report on key Election of Audit Committee Members for 2022 by an external auditor 3. Communication with external auditors	Reported	Attended	Attended	Attended	Attended
2023.2.28	1. Evaluation of the operation status of the internal accounting control system in 2022 2. Approval of the evaluation of the operation status of the internal monitoring system 3. Revision of Audit Committee regulations 4. Approval of non-audited contracts of subsidiaries, etc.	Approved	For	For	For	For
	<Reporting Items> 1. Operational status of the internal accounting control system in 2022, as reported by the management 2. Report on changes to financial statements and notes 3. Report on promoting audit activities 4. Audit results for anti-money laundering operations 5. Results of audit committee activity evaluation 6. External auditor's internal audit control review results for 2022	Reported	Attended	Attended	Attended	Attended
2023.3.6	1. Results of the 22ⁿᵈ annual audit 2. Approval of the statement of opinion for the 22ⁿᵈ Annual General Meeting of Shareholders 3. Proposed KPI of full-time Audit Committee Members of subsidiaries in 2023	Amendment Approved Approved Approved	Amended For For	Amended For For	Amended For For	Amended For For
	<Reporting Items> 1. External auditor's financial statement audit results for 2022	Reported	Attended	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2023 (continued)

3. Audit Committee (continued)

<Meetings in 2023, After 22nd AGM> (continued)

Date	Agenda	Results	YOON Jaewon	KWAK Su Keun	BAE Hoon
			Votes Cast		
2023.3.23	1. Appointment of Audit Committee chairperson and delegation of authority	Approved	For	For	For
2023.4.20	1. Approval of audit contracts for subsidiaries, etc.	Approved	For	For	For
	<Reporting Items> 1. External auditor's PCAOB standard audit results for 2022 2. Review of the adequacy of disclosure policies and enforcement 3. Status of Subsidiary Audit Committee	Reported	Attended	Attended	Attended
2023.4.27	<Reporting Items> 1. Operation plan of the internal accounting control system in 2023 2. Q1 2023 audit activities	Reported	Attended	Attended	Attended
2023.5.10	1. Approval of audited and non-audited contracts of the company and subsidiaries, etc.	Approved	For	For	For
	<Reporting Items> 1. 2023 external auditor's audit plan 2. 1Q 2023 financial statement review results by an external auditor 3. Evaluation of audit activities by external auditors in 2022 4. Review of the adequacy of the operation of the internal control system 5. Audit committee roles and 2023 plans	Reported	Attended	Attended	Attended
2023.7.27	1. Approval of non-audited contracts of subsidiaries, etc.	Approved	For	For	For
	<Reporting Items> 1. Application of the new insurance standard for group consolidation 2. Results of group compliance officer activities in 1H 2023	Reported	Attended	Attended	Attended
2023.8.9	<Reporting Items> 1. Report on audit work 2. 2023 Q2 audit activities 3. Status of Subsidiary Audit Committee 4. External auditor's financial statement review results for 1H 2023	Reported	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2023 (continued)

3. Audit Committee (continued)

<Meetings in 2023, After 22nd AGM> (continued)

Date	Agenda	Results	Director		
			YOON Jaewon	KWAK Su Keun	BAE Hoon
			Votes Cast		
2023.10.6	1. Approval and confirmation of audited and non-audited contracts of subsidiaries, etc.	Approved	For	For	For
	<Reporting Items> 1. Plans for the external auditor's additional activities 2. Preparations for K-ICS external validation 3. Partial Audit Results on the Group's Recovery and Resolution Plan(RRP) 4. Internal audit department's 2023 accounting audit plan	Reported	Attended	Attended	Attended
2023.11.8	1. Approval of audited and non-audited contracts of subsidiaries, etc.	Approved	For	For	For
	<Reporting Items> 1. Results of the midterm evaluation of the management's internal accounting control system in 2023 2. Internal control of major subsidiaries 3 .Report on audit work 4. 2023 Q3 audit activities 5. Report on the Results of the External Auditor's Review of Financial Statements for 3Q 2023 6. Status of Subsidiary Audit Committee	Reported	Attended	Attended	Attended
2023.12.7	1. Performance Evaluation of of the head of internal audit in 2023 2. Approval of the 2024 budget of the internal audit department 3. Approval of audit contracts of companies and subsidiaries, etc.	Approved	For	For	For
	<Reporting Items> 1. Report on audit work 2. Report on the interim evaluation of the operational status of the internal accounting control system by the internal audit department"	Reported	Attended	Attended	Attended
2023.12.19	1. Consent to the appointment and dismissal of the head of internal audit	Approved	For	For	For
2023.12.26	1. Approval of audited and non-audited contracts of subsidiaries, etc. 2. The performance evaluation criteria of full-time Audit Committee Members of subsidiaries in 2023 3. Approval of audit contracts for 2024	Approved	For	For	For
	<Reporting Items> 1. Results of interim evaluation of the external auditor's activities in 2023 2. Results of interim evaluation of the internal accounting control system by an external auditor in 2023	Reported	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2023 (continued)

4. Independent Director and Audit Committee Member Recommendation Committee

Composition	Purpose and Authority
(March 2022 – March 2023) * Chair: CHOI Jae Boong * Members: KIM Jo Seol, PARK Ansoon, YOON Jaewon, HUH Yong-hak (March 2023 – Current) * Chair: CHOI Jae Boong *Members: KIM Jo Seol, YOON Jaewon, LEE Yong-guk, JIN Hyun-duk	· Establish, review, and update the independent director appointment principles · Recommend independent director candidates to be appointed at the generat meeting of shareholders · Manage and qualify independent director candidates on an ongoing basis · Matters related to the recommendation of Audit Committee Member candidates · Other matters related to the recommendation of Audit Committee Member candidates that has been presented by the chairperson of the committee

<Meetings in 2023, Before 22nd AGM>

Date	Agenda	Results	Director (Votes Cast)				
			PARK Ansoon	HUH Yong-hak	KIM Jo Seol	YOON Jaewon	CHOI Jae Boong
2023.02.08	1. Management of Independent Director Candidates	Approved	For	For	For	For	For
	<Reporting Items> 1. Report on the operating process of the Independent Director and Audit Committee Member Recommendation Committee in 2023 2. Report on evaluation results for independent directors in 2022 3. Report on the review of remuneration levels for independent directors of domestic financial holding companies and conglomerates	Reported	Attended	Attended	Attended	Attended	Attended
2023.02.22	1. Recommendation of Independent Director Candidates	Approved	For	For	For	For	For
	<Reporting Items> 1. Report on the qualifications and recommendation process of the Audit Committee candidates in 2023	Reported	Attended	Attended	Attended	Attended	Attended

<Meetings in 2023, After 22nd AGM>

Date	Agenda	Results	Director (Votes Cast)										
			PARK Ansoon	HUH Yong-hak	KIM Jo Seol	YOON Jaewon	CHOI Jae Boong	KWAK Su Keun	BAE Hoon	SUNG Jaeho	LEE Yong Guk	LEE Yoon-jae	JIN Hyun-duk
2023.02.28 (Attended by all independent directors)	1. Recommendation of independent director candidates to serve as Audit Committee Members	Approved	For	For	For	For	For	For	For	For	For	For	For
	2. Recommendation of Independent Director Candidates	Approved	For	For	For	For	For	For	For	For	For	For	For
	3. Recommendation of Audit Committee Members	Approved	For	For	For	For	For	For	For	For	For	For	For

BOD Sub-Committee Meetings in 2023 (continued)

4. Independent Director and Audit Committee Member Recommendation Committee (continued)

<Meetings in 2023, After 22nd AGM>

Date	Agenda	Results	Director: KIM Jo Seol (Votes Cast)	Director: YOON Jaewon (Votes Cast)	Director: CHOI Jae Boong (Votes Cast)	Director: LEE Yong Guk (Votes Cast)	Director: JIN Hyun-duk (Votes Cast)
2023.03.23	1. Appointment of the Chairperson of the Independent Director and Audit Committee Member Recommendation Committee	Approved	For	For	For	For	For
2023.05.11	1. Management of independent director candidates	Approved	For	For	For	For	For
	<Reporting Items> 1. Roles of the Independent Director and Audit Committee Member Recommendation Committee and its 2023 plans	Reported	Attended	Attended	Attended	Attended	Attended
2023.08.10	1. Management of independent director candidates	Approved	For	For	For	For	For
	<Reporting Items> 1. Directions for the improvement of the Independent Director and Audit Committee Member Recommendation Committee operations	Reported	Attended	Attended	Attended	Attended	Attended
2023.10.06	1. Management of independent director candidates	Approved	For	For	For	For	For
	<Reporting Items> 1. Operation of the advisory group to the Independent Director and Audit Committee Member Recommendation Committee (plan)	Reported	Attended	Attended	Attended	Attended	Attended
2023.11.09	1. Establishment of the independent director candidate recommendation principles for 2024	Amendment approved	Amended	Amended	Amended	Amended	Amended
	2. Operation of the advisory group to the Independent Director and Audit Committee Member Recommendation Committee	Approved	For	For	For	For	For
2023.12.19	1. Management of independent director candidates	Approved	For	For	For	For	For

BOD Sub-Committee Meetings in 2023 (continued)

5. CEO Recommendation Committee

Composition	Purpose and Authority
(March 2022 – March 2023) * Chair: SUNG Jaeho * Members: KWAK Su Keun, BAE Hoon, LEE Yong Guk, LEE Yoon-jae, JIN Hyun-duk, CHOI Jae Boong (March 2023 – Current) * Chair: SUNG Jaeho * Members: BAE Hoon, LEE Yong Guk, LEE Yoon-jae, JIN Hyun-duk, CHOI Jae Boong	· Establish and review Group CEO succession plans · Matters related to the recommendation of a director who is a candidate for the Group CEO · Matters related to the Group CEO's eligibility · Matters related to the selection of Group CEO candidates

<Meetings in 2023, Before 22nd AGM>

Date	Agenda	Results	Director						
			SUNG Jaeho	LEE Yoon-jae	KWAK Su Keun	BAE Hoon	LEE Yong Guk	JIN Hyun-duk	CHOI Jae Boong
			Votes Cast						
2023.02.28	1. Evaluation and deliberation of CEO candidates for 2022	Approved	For	For	For	For	For	For	For
	2. Selection of CEO candidates for 2023	Approved	For	For	For	For	For	For	For

<Meetings in 2023, After 22nd AGM>

Date	Agenda	Results	Director					
			SUNG Jaeho	LEE Yoon-jae	BAE Hoon	LEE Yong Guk	JIN Hyun-duk	CHOI Jae Boong
			Votes Cast					
2022.03.23	1. Appointment of the chairperson of the CEO Recommendation Committee	Approved	For	For	For	For	For	For
2023.05.10	<Reporting Items> 1. Roles of the CEO Recommendation Committee and 2023 plans 2. Report on performance evaluation results for CEO candidates in 2022 3. Report on the establishment of the CEO candidate fostering plan for 2023 4. Review of improvements of the CEO Recommendation Committee operations	Reported	Attended	Attended	Attended	Attended	Attended	Absence [1)]
2023.07.27	1. Inspection of the adequacy of the CEO succession plan	Approved	For	For	For	For	For	For

Note 1) Absence due to an urgent event not amenable to rescheduling.

BOD Sub-Committee Meetings in 2023 (continued)

6. ESG Strategy Committee

Composition	Purpose and Authority
(March 2022 – March 2023) * Chair: KWAK Su Keun * Internal director member: CHO Yong-byoung, * Independent director members: KIM Jo Seol, BYEON Yang-ho, YOON Jaewon	· Set direction for the Group’s ESG management · Review and respond to ESG external evaluation results · Other matters that are related to sustainability and is presented by the chairperson · Matters related to the establishment, revision, and abolition of rules and policies related to sustainable management such as eco-friendly management, including response to climate change, and socially responsible management
(March 2023 – Current) * Chair: KWAK Su Keun * Internal director member: JIN Okdong * Independent director members: KIM Jo Seol, YOON Jaewon, LEE Yong Guk	

<Meetings in 2023>

Date	Agenda	Results	Director				
			KWAK Su Keun	KIM Jo Seol	YOON Jaewon	LEE Yong Guk	JIN Okdong
			Votes Cast				
2023.03.23	1. Appointment of the chairperson of the ESG Strategy Committee	Approved	For	For	For	For	For
2023.05.11	<Reporting Items> 1. ESG Strategy Committee operation plans 2.1Q 2023 ESG Dashboard 3. Progress of key environmental projects in 2023 4. Progress of key social projects in 2023	Reported	Attended	Attended	Attended	Attended	Attended
	1. Pursuing RE100 membership (proposal)	Approved	For	For	For	For	For
2023.08.10	<Reporting Items> 1. 2Q 2023 ESG Dashboard 2. Response to ESG disclosure requirements 3. Publication of the 2022 ESG Highlight Report 4. 2022 ESG Value Index results	Reported	Attended	Attended	Attended	Attended	Attended
2023.11.09	<Reporting Items> 1. 3Q 2023 ESG Dashboard 2. 2024 key environmental projects and directions 3. 2024 key social projects and directions	Reported	Attended	Attended	Attended	Attended	Attended

BOD Sub-Committee Meetings in 2023 (continued)

Subsidiary's CEO Recommendation Committee

Composition	Purpose and Authority
(March 2022 – March 2023) * Chair: CHO Yong-byoung * Members: PARK Ansoon, SUNG Jaeho, LEE Yoon-jae, HUH Yong-hak (March 2023 – Current) * Chair: JIN Okdong * Members: KWAK Su Keun, BAE Hoon, SUNG Jaeho, LEE Yoon-jae	· Establish and operate subsidiary management succession plans · Matters related to the eligibility and other requirements for subsidiary CEOs · Matters related to the management of subsidiary CEO candidate pools · Matters related to the recommendation of subsidiary CEO candidates · Matters related to subsidiary leadership evaluations

<Meetings in 2023, Before 22nd AGM>

Date	Agenda	Results	Director				
			CHO Yong-byoung	PARK Ansoon	SUNG Jaeho	LEE Yoon-jae	HUH Yong-hak
			Votes Cast				
2023.02.08	1. Deliberation of CEO candidates of subsidiaries	Approved	For	For	For	For	For
2023.02.28	1. Leadership Evaluation of subsidiary CEOs in 2022	Approved	For	For	For	For	For
	2. Establishment of leadership evaluation system for management in 2023	Approved	For	For	For	For	For
	3. Selection of CEO candidates for subsidiaries in 2023	Approved	For	For	For	For	For

<Meetings in 2023, After 22nd AGM>

Date	Agenda	Results	Director				
			JIN Okdong	SUNG Jaeho	LEE Yoon-jae	KWAK Su Keun	BAE Hoon
			Votes Cast				
2023.05.11	1. Deliberation on the evaluation of CEO candidates of subsidiaries in 2022	Approved	For	Absence 1)	For	For	For
	<Reporting Items> 1. Roles of the Subsidary's CEO Recommendation Committee and 2023 plans 2. Report on changes to the subsidiary CEO leadership evaluation system in 2023 3. Review of improvements for the operation of the Subsidiary's CEO Recommendation Committee	Reported	Attended	Absence 1)	Attended	Attended	Attended
2023.11.09	1. Examination of the adequacy of the CEO succession plan of subsidiaries	Approved	For	For	For	For	For
	<Reporting Items> 1. Report on changes to the subsidiary CEO leadership evaluation system in 2023	Reported	Attended	Attended	Attended	Attended	Attended
2023.12.07	1. Selection of CEO candidates of subsidiaries	Approved	For	For	For	For	For
	2. Selection of CEO candidates of subsidiaries	Approved	For	For	For	For	For
2023.12.19	1. Deliberation on CEO candidates of subsidiaries	Approved	For	For	For	For	For

Note 1) Absence due to an urgent event not amenable to rescheduling.

Executive Stock Ownership

(As of February 29, 2024)   (unit: share)

Name	Gender	Year of Birth	Title	Registered officer	No. of shares owned		Relation to the largest shareholder	Initial Appointment Date	Tenure
					Voting shares	Non-voting shares			
JIN Okdong	Male	1961.02	Chief Executive Director	Registered	18,937	-	None	2023.03.23	2026.03.23
LEE Yoon-jae	Male	1950.11	Independent Director (Board Chairperson)	Registered	-	-	None	2019.03.27	2024.03.23
SUNG Jaeho	Male	1960.03	Independent Director	Registered	-	-	None	2019.03.27	2024.03.23
YOON Jaewon	Female	1970.08	Independent Director	Registered	-	-	None	2020.03.26	2024.03.23
JIN Hyun-duk	Male	1955.09	Independent Director	Registered	9,105	-	None	2020.03.26	2024.03.23
KWAK Su Keun	Male	1953.08	Independent Director	Registered	-	-	None	2021.03.25	2024.03.23
BAE Hoon	Male	1953.03	Independent Director	Registered	14,773	-	None	2021.03.25	2024.03.23
LEE Yong Guk	Male	1964.05	Independent Director	Registered	-	-	None	2021.03.25	2024.03.23
CHOI Jae Boong	Male	1965.02	Independent Director	Registered	-	-	None	2021.03.25	2024.03.23
KIM Jo Seol	Female	1957.12	Independent Director	Registered	-	-	None	2022.03.24	2024.03.23
JUNG Sang Hyuk	Male	1964.11	Non-executive Director	Registered	8,551	-	None	2023.03.23	2025.03.23
KOH Seog heon	Male	1968.09	Deputy President	Non-registered	2,000	-	None	2022.01.01	2024.12.31
CHUN Sang Yung	Male	1969.07	Deputy President	Non-registered	-	-	None	2024.01.01	2025.12.31
LEE Een-Kyoon	Male	1967.04	Deputy President	Non-registered	5,000	-	None	2019.01.01	2024.12.31
WANG Ho-min	Male	1964.03	Deputy President	Non-registered	2,223	-	None	2019.01.01	2024.12.31
BANG Dong Kwon	Male	1966.02	Deputy President	Non-registered	1,064	-	None	2020.01.01	2025.12.31
PARK Hyun Ju	Female	1965.04	Deputy President	Non-registered	-	-	None	2023.07.01	2024.12.31
KIM Ji On	Female	1968.05	Executive Director	Non-registered	5,374	-	None	2024.01.01	2024.12.31
KIM Jun Hwan	Male	1972.06	Executive Director	Non-registered	-	-	None	2024.01.01	2024.12.31

Note1) The term of office of the aforementioned registered directors expires on the date of the Annual General Meeting of Shareholders in the respective years

NYSE-Listed Company Incentive Compensation Clawback Policy

Established on November 9, 2023

Article 1 (Purpose)

The purpose of this NYSE-Listed Company Incentive Compensation Clawback Policy (this "Policy") is to set forth the requirements and procedures for Shinhan Financial Group (the "Company") to comply with Section 303A.14 of The New York Stock Exchange Listed Company Manual which relates to the incentive compensation clawback (the "Listing Rules").

Article 2 (Interpretation and Administration)

The Company's Compensation Committee shall have full authority to interpret and enforce this Policy; provided, however, that this Policy shall be interpreted and enforced in accordance with the Listing Rules and other applicable domestic and foreign laws and regulations.

Article 3 (Covered Persons)

(1) This Policy applies to any of the following persons ("Covered Persons"):

1. Management and Managing Directors; or
2. Other persons prescribed by the Listing Rules, including persons who perform important policy-making functions

(2) This Policy shall be binding upon beneficiaries, heirs, executors, administrators or other legal representatives of the Covered Persons as set forth in paragraph (1) above.

Article 4 (Incentive Compensation)

(1) The incentive compensation (the "Incentive Compensation," including, but shall not be limited to, equity-based awards such as long-term awards, equity awards and stock options) to be recovered pursuant to this Policy shall mean any compensation that is paid wholly or in part upon the attainment of any of the following financial reporting measures (the "Financial Reporting Measures"):

1. Measures that are determined in accordance with the accounting principles used in preparing financial statements;
2. Stock price and total shareholder return; or
3. Other measures that are derived from the above measures.

(2) Any compensation paid regardless of the attainment of Financial Reporting Measures or based on qualitative evaluation that is unrelated to Financial Reporting Measures shall not be included in the Incentive Compensation to be recovered pursuant to this Policy.

Article 5 (Reasons for Recovery)

(1) If the financial statements based on which the Incentive Compensation has been paid have been corrected due to any error, or the Company, a court, financial regulator, or other legally authorized body has determined (or the Company reasonably should have determined) that such restatement is required, any Incentive Compensation previously paid shall be recovered to the extent provided in Article 7 to reflect the correction.

(2) The restatement of financial statements requiring recovery under paragraph (1) above refers to an accounting restatement that is required due to the material noncompliance by the Company with any financial reporting requirement under the securities laws, including any required accounting restatement for any of the following reasons:

1. to correct an error in previously issued financial statements that is material to the Company's previously issued financial statements ; or
2. to correct an error in previously issued financial statements that would result in a material misstatement if the error were corrected in the current fiscal period or left uncorrected in the current fiscal period.

(3) The recovery of the Incentive Compensation pursuant to this Policy shall be made by a resolution of the Compensation Committee.

Article 6 (Incentive Compensation to be Recovered)

(1) The recovery pursuant to this Policy shall apply to the Incentive Compensation paid during the last three fiscal years preceding the earliest of the following days:

1. The date on which financial statements have been corrected;
2. The date on which the Company, a court, financial regulator, or other legally authorized body has determined that the restatement of financial statements is required; or
3. The date on which the Company reasonably should have determined that the restatement of financial statements is required.

(2) The Incentive Compensation shall be deemed paid in the fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment of the Incentive Compensation occurs after the end of that period.

Article 7 (Amount to be Recovered)

The amount to be recovered shall be the amount of Incentive Compensation actually paid that exceeds the amount of Incentive Compensation calculated based on the corrected financial statements.

Article 8 (Methods of Recovery)

(1) The Incentive Compensation shall be recovered by using any of the following methods:

1. Requiring cash reimbursement;
2. Seeking forfeiture of any gain realized from any equity-based awards;
3. Offsetting the amount to be recovered from any compensation otherwise owed by the Company to the Covered Person;
4. Cancelling vested stock options; or
5. Taking any other recovery action permitted by law.

(2) The Company shall not be liable to indemnify the Covered Person for any loss incurred by the Covered Person due to the determination and enforcement of recovery.

Article 9 (Exceptions to Recovery)

(1) If the cost required to enforce recovery is expected to exceed the amount to be recovered, the Compensation Committee may determine pursuant to a resolution not to recover such Incentive Compensation.

(2) Before making the determination under the preceding paragraph, the Company must make a reasonable attempt to recover the Incentive Compensation.

(3) If the recovery under this Policy would violate any domestic law of the Company's country of incorporation that was adopted prior to November 28, 2022, the Compensation Committee may determine pursuant to a resolution not to recover such Incentive Compensation.

Article 10 (Relationship with Other Policies, etc.)

(1) If the scope of recovery of the Incentive Compensation determined under applicable laws or regulations, internal policies or separate contracts, etc. falls short of the scope of recovery pursuant to this Policy, this Policy shall be followed.

(2) Nothing in this Policy shall limit the right of the Company to recover the Incentive Compensation under applicable laws or regulations, internal policies or separate contracts, etc.

(3) Recovery pursuant to this Policy shall not affect the Company's claim for damages against the Covered Persons.

Article 11 (Miscellaneous)

Detailed matters not set forth in this Policy may be determined and managed by the Compensation Committee.

Addenda

1. (Enforcement Date) This Policy shall come into force on November 9, 2023.
2. (Incentive Compensation to be Recovered) Notwithstanding Article 6, this Policy shall not apply to the Incentive Compensation (including the Incentive Compensation reserved to be paid which shall have been normally paid prior to October 1, 2023) paid on or prior to October 1, 2023.

Contact us

PARK Cheol-woo | IR Executive Officer   cheol.park@shinhan.com

KIM Jiho | Deputy Head of IR   jihokim@shinhan.com

CHA Jina | Senior Manager   chajina@shinhan.com